FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 001-15266

BANK OF CHILE
 (Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of September 30, 2018.

BANCO DE CHILE AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ended as of September 30, 2018 and 2017 and December 31, 2017.

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of interim consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean
Superintendency of Banks (“SBIF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2018 and December 31, 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	December
		2018	2017
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	1,025,555	1,057,393
Transactions in the course of collection	7	621,850	521,809
Financial assets held-for-trading	8	1,806,340	1,616,647
Cash collateral on securities borrowed and reverse repurchase agreements	9	72,371	91,641
Derivative instruments	10	1,213,523	1,247,829
Loans and advances to banks	11	1,348,672	759,702
Loans to customers, net	12	26,445,749	24,881,353
Financial assets available-for-sale	13	1,350,726	1,516,063
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	44,366	38,041
Intangible assets	15	48,394	39,045
Property and equipment	16	216,399	216,259
Current tax assets	17	12,602	23,032
Deferred tax assets	17	267,584	267,400
Other assets	18	610,750	547,974
TOTAL ASSETS		35,084,881	32,824,188

LIABILITIES
Current accounts and other demand deposits	19	9,030,897	8,915,706
Transactions in the course of payment	7	492,955	295,712
Cash collateral on securities lent and repurchase agreements	9	452,807	195,392
Savings accounts and time deposits	20	11,006,655	10,067,778
Derivative instruments	10	1,333,008	1,414,237
Borrowings from financial institutions	21	1,215,836	1,195,028
Debt issued	22	7,220,113	6,488,975
Other financial obligations	23	119,964	137,163
Current tax liabilities	17	1,440	3,453
Deferred tax liabilities	17	—	—
Provisions	24	575,796	695,868
Other liabilities	25	411,887	309,161
TOTAL LIABILITIES		31,861,358	29,718,473

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,271,401
Reserves		617,689	563,188
Other comprehensive income		(42,545)	(8,040)
Retained earnings:
Retained earnings from previous years		17,481	16,060
Income for the period		433,350	576,012
Less:
Provision for minimum dividends		(221,286)	(312,907)
Subtotal		3,223,522	3,105,714
Non-controlling interests		1	1
TOTAL EQUITY		3,223,523	3,105,715
TOTAL LIABILITIES AND EQUITY		35,084,881	32,824,188

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the nine-month ended September 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2018	2017
	Notes	MCh$	MCh$
Interest revenue	28	1,474,192	1,401,571
Interest expense	28	(493,750)	(491,007)
Net interest income		980,442	910,564

Income from fees and commissions	29	376,598	350,554
Expenses from fees and commissions	29	(105,578)	(89,354)
Net fees and commission income		271,020	261,200

Net financial operating income	30	56,578	23,886
Foreign exchange transactions, net	31	27,031	54,117
Other operating income	36	31,996	25,207
Total operating revenues		1,367,067	1,274,974

Provisions for loan losses	32	(220,057)	(175,663)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,147,010	1,099,311

Personnel expenses	33	(326,009)	(305,079)
Administrative expenses	34	(242,401)	(236,827)
Depreciation and amortization	35	(27,903)	(26,180)
Impairment	35	(18)	(1)
Other operating expenses	37	(31,136)	(18,671)

TOTAL OPERATING EXPENSES		(627,467)	(586,758)

NET OPERATING INCOME		519,543	512,553

Income attributable to associates	14	6,956	4,340
Income before income tax		526,499	516,893

Income tax	17	(93,148)	(83,232)

NET INCOME FOR THE PERIOD		433,351	433,661

Attributable to:
Bank’s Owners	27	433,350	433,660
Non-controlling interests		1	1

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	4.29	4.29
Diluted net income per share	27	4.29	4.29

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the nine-month ended September 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2018	2017
	Notes	MCh$	MCh$
NET INCOME FOR THE PERIOD		433,351	433,661

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(6,359)	2,956
Net gains (losses) on derivatives held as cash flow hedges	10	(40,905)	9,354
Subtotal Other comprehensive income before income taxes		(47,264)	12,310

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		12,759	(3,137)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(34,505)	9,173

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		398,846	442,834

Attributable to:
Bank’s Owners		398,845	442,833
Non-controlling interests		1	1

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month ended September 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of December 31, 2016		2,138,047	31,934	454,274	847	(27,530)	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411
Capitalization of retained earnings		133,354	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention of profits according to bylaws	27	—	—	76,861	—	—	—	—	(76,861)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(342,034)	285,233	(56,801)	(1)	(56,802)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	9,354	(2,385)	—	—	—	6,969	—	6,969
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	2,956	—	(752)	—	—	—	2,204	—	2,204
Income for the period 2017		—	—	—	—	—	—	—	433,660	—	433,660	1	433,661
Provision for minimum dividends		—	—	—	—	—	—	—	—	(236,047)	(236,047)	—	(236,047)
Balances as of September 30, 2017		2,271,401	31,934	531,135	3,803	(18,176)	3,625	16,060	433,660	(236,047)	3,037,395	1	3,037,396
Defined benefit plans adjustment		—	119	—	—	—	—	—	—	—	119	—	119
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	5,625	(1,435)	—	—	—	4,190	—	4,190
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(1,952)	—	470	—	—	—	(1,482)	—	(1,482)
Income for the period 2017		—	—	—	—	—	—	—	142,352	—	142,352	—	142,352
Provision for minimum dividends		—	—	—	—	—	—	—	—	(76,860)	(76,860)	—	(76,860)
Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention of profits according to bylaws	27	—	—	54,501	—	—	—	—	(54,501)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(374,079)	312,907	(61,172)	(1)	(61,173)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	(40,905)	11,044	—	—	—	(29,861)	—	(29,861)
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	(6,359)	—	1,715	—	—	—	(4,644)	—	(4,644)
Equity effect change in accounting policy		—	—	—	—	—	—	1,421	—	—	1,421	—	1,421
Income for the period 2018		—	—	—	—	—	—	—	433,350	—	433,350	1	433,351
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(221,286)	(221,286)	—	(221,286)
Balances as of September 30, 2018		2,418,833	32,053	585,636	(4,508)	(53,456)	15,419	17,481	433,350	(221,286)	3,223,522	1	3,223,523

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2018 and 2017

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2018	2017
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:

Net income for the period		433,351	433,661
Items that do not represent cash flows:
Depreciation and amortization	35	27,903	26,180
Impairment	35	18	1
Provision for loans and accounts receivable from customers and owed by banks	32	264,007	208,947
Provision of contingent loans	32	(3,288)	1,051
Fair value adjustment of financial assets held-for-trading		(804)	2,878
Changes in assets and liabilities by deferred taxes	17	1,005	12,239
(Gain) loss attributable to investments in companies with significant influence, net	14	(6,564)	(3,853)
(Gain) loss from sales of assets received in lieu of payment,net	36	(4,774)	(3,772)
(Gain) loss on sales of property and equipment, net	36-37	(3,595)	(597)
Charge-offs of assets received in lieu of payment	37	3,649	2,453
Other charges (credits) to income that do not represent cash flows		(1,308)	106
Change in the exchange rate of assets and liabilities		(88,733)	14,866
Net interest variation, readjustment and accrued fees on assets and liabilities		99,754	10,932

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(588,779)	580,146
(Increase) decrease in loans to customers		(1,769,396)	(383,672)
(Increase) decrease in financial assets held-for-trading, net		(80,961)	116
(Increase) decrease in other assets and liabilities		(44,107)	489
Increase (decrease) in current account and other demand deposits		114,880	(170,426)
Increase (decrease) in payables from repurchase agreements and security lending		252,264	(32,960)
Increase (decrease) in savings accounts and time deposits		923,296	(120,345)
Sale of assets received in lieu of payment or adjudicated		19,718	10,232
Total cash flows from operating activities		(452,464)	588,672

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		162,800	(936,168)
Purchases of property and equipment	16	(21,256)	(16,242)
Sales of property and equipment		3,600	625
Acquisition of intangible assets	15	(17,077)	(11,298)
Acquisition of investments in companies	14	(30)	—
Dividends received from investments in companies		803	921
Total cash flows from investing activities		128,840	(962,162)

FINANCING ACTIVITIES:
Redemption of letters of credit		(3,349)	(4,466)
Issuance of bonds	22	1,543,241	1,016,532
Redemption of bonds		(977,193)	(832,966)
Dividends paid	27	(374,079)	(342,034)
Increase (decrease) in borrowings from foreign financial institutions		20,270	202,213
Increase (decrease) in other financial obligations		(15,085)	(66,014)
Increase (decrease) in other obligations with Central Bank of Chile		(1)	(2)
Other long-term borrowings		15	8
Payment of other long-term borrowings		(1,912)	(2,079)
Total cash flows from financing activities		191,907	(28,808)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		(131,717)	(402,298)

Effect of exchange rate changes		88,733	(14,866)

Cash and cash equivalents at beginning of period		2,079,398	2,096,980

Cash and cash equivalents at end of period	7	2,036,414	1,679,816

	September	September
	2018	2017
	MCh$	MCh$
Operational Cash flow interest:
Interest received	1,389,278	1,455,804
Interest paid	(309,082)	(534,308)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of interim consolidated financial statements originally issued in Spanish)

1.                           Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended September 30, 2018 were approved by the Directors on October 25, 2018.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.                           Legal regulations, basis of preparation and other information:

(a)                       Legal regulations:

The General Banking Law in its Article No. 15 empowers the Chilean Superintendency of Banks and Financial Institutions (“SBIF”) to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of preparation:

(b.1)             These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (“SBIF”).

(b.2)             The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
				September	December	September	December	September	December
			Functional	2018	2017	2018	2017	2018	2017
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.                           Legal regulations, basis of preparation and other information, continued:

(c)                      Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.                           Provision for loan losses (Notes No. 11. No. 12 and No. 32);

2.                           Useful life of intangible and property and equipment (Notes No.15 and No.16);

3.                          Income taxes and deferred taxes (Note No. 17);

4.                          Provisions (Note No. 24);

5.                          Contingencies and Commitments (Note No. 26);

6.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

There have been no significant changes in the estimates made other than those disclosed in Note No. 4 “Changes in accounting policies and Disclosures”.

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the nine-month period ended September 30, 2018 are not included.

(e)                      Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the financial statements of the period has been taken into account.

(f)                       Reclassifications:

There have not been significant reclassifications at the end of this period 2018.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Superintendency of Banks and Financial Institutions (SBIF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the Superintendency of Bank and Financial Institutions, which have been adopted by the Bank, are detailed below:

Accounting standards issued by IASB.

IFRS 9 Financial Instruments.

On July 24, 2014, the IASB concluded its improvement project on the accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on principles for the classification and measurement, introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The designation of the classification, determining how financial assets and liabilities are accounted for in the financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach to the classification of financial assets, based on the entity’s business model for the management of financial assets and the characteristics of contractual flows.

In terms of impairment, the standard establishes a single model that will be applied to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which will require a timely recognition of expected credit losses.

IFRS 9 introduces flexibility to the regulatory requirements for hedge accounting, and also new alternatives of strategies to be use; the new amendments represent a substantial overhaul of hedge accounting, which will allow aligning the accounting treatment with the risk management activities, enabling entities to better reflect these activities in their financial statements.

In addition, as a result of these changes, users of the financial statements will be provided with better information on risk management and the effect of hedge accounting in the financial statements.

This standard also establishes that the change in fair value that corresponds to own credit risk of the financial liabilities designated at fair value will be recorded in Other Comprehensive Income, thus reducing any eventual volatility that could arise from entity’s income as a result of its recognition. Earlier application of this improvement is permitted, prior to any other requirement of IFRS 9.

The mandatory date of application is from January 1, 2018. However, for the purposes of these financial statements, this regulation has not yet been approved by the Superintendency of Banks and Financial Institutions, an event that is required for its local application.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, continued:

Banco de Chile as securities issuer of Equity Securities listed on the New York Stock Exchange (“NYSE”), and in order to comply with the new standards required for the preparation and presentation of the Annual Report 20F to the Securities and Exchange Commission (“SEC”), during the year 2017 the Bank and its subsidiaries initiated technological developments and other solutions to address the needs generated by the application of the new accounting pronouncement IFRS 9, such as the implementation of models and procedures related to the Expected Credit Loss Model (“ECL”), the SPPI Test (Only Payment of Principal and Interest) and the evaluation of the Business Model.

For the American regulator purposes, the partial estimate of the impact of the transition from IAS 39 to IFRS 9 regarding ECL as of January 1, 2018, is disclosed in Note No. 43 of the Financial Statement included in the Report 20-F of the year 2017.

IFRS 15 Revenue from Contracts with Customers.

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new standard replace the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard. In short the amendments clarify how to:

•             Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

•             Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

•             Determine whether the product of a license must be recognized at a point in time or over time.

The application of this standard did not generate equity effects in the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IAS 28 Investments in associates and joint ventures.

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which included the amendment to IAS 28. This amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time.

This modification had no impact on the Banco de Chile and its subsidiaries.

IAS 40 Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

This modification had no impact on the Banco de Chile and its subsidiaries.

IFRIC 22 Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

This interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

This interpretation had no impact on the Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Accounting standards issued by the Superintendency of Banks and Financial Institutions

• Circular No. 3,634

The SBIF through circular No. 3,634 dated March 9, 2018, introduces modifications to the weighted assets by risk, credit equivalent and credit limits applicable to derivative instruments cleared and settled by a Central Counterparty Entity (ECC).

The main modifications are:

•             An intermediate category is introduced to classify the credit equivalent of the derivative instruments settled and liquidated in a CCP, when these types of entities are irrevocably constituted in creditors and debtors of the rights and obligations arising from such operations, being legally binding for the parties the obligations resulting from such acts. The risk weight for these assets will be equal to 2%.

•             For purposes of determining the credit equivalent, which is defined in chapter 12-1 of the RAN of the SBIF, which corresponds to the fair value of the derivative instrument, plus an additional amount that depends on the underlying and the additional term of the derivative. The SBIF reclassified from the category “Contracts on foreign currencies” to the category “interest rate contracts” to derivative instruments whose underlying is the Development Unit.

•             Modifications to Chapter 12-3 are introduced, given that the SBIF considers that operations on derivative instruments negotiated between banks incorporated in Chile, including branches of foreign banks, are subject to the interbank credit limit, even though such transactions are subsequently compensate and settle in a CCP.

The new dispositions, which had no significant impact, were implemented as of June 30, 2018 and reported in the regulatory files defined by the SBIF, based on the information referred to the month of July 2018.

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board and Superintendency of Banks and Financial Institutions that are not yet effective as of September 30, 2018, are detailed below:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Accounting standards issued by IASB.

IFRS 16 Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule does not differ significantly from IAS 17 Leases that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

The date of application of this new standard is from January 1, 2019. Early adoption permitted but only if IFRS 15 - Revenue from contracts with customers is also applied.

The Bank estimates that this standard will not have a material impact on the Banco de Chile and its subsidiaries.

IAS 28 Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IFRIC 23 Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

The date of application of this interpretation is from January 1, 2019.

The Bank estimates that this standard will not have impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 28 Investments in associates and joint ventures and IFRS 9 Financial instruments.

In October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

The date of application of these amendments is January 1, 2019.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Annual improvements IFRS

In December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

• IFRS 3 Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries have no impact on the consolidated financial statement as a result from this amendment.

• IFRS 11 Joint Agreements.

The amendments to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases; the interests previously held in the joint agreement are not remeasured.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries have no impact on the consolidated financial statement as a result from this amendment.

• IAS 23 Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain said asset, as part of the funds it has taken as current loans, from that moment on the interest will not be included as part of the cost of the asset.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

• Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

•             It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

•             Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

•             Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

Regarding the updated definition of an asset, Banco de Chile made the early application of this improvement as disclosed in Note No. 4 of “Changes in accounting policies and Disclosures”.

Accounting standards issued by the Superintendency of Banks and Financial Institutions

• Circular N°3,638

On July 6, 2018, the SBIF published amendments to the standards contained in Chapter B-1 “Provisions for Credit Risk” of the Compendium of Accounting Standards, which incorporates a standard model for the estimation of provisions for credit risk of the commercial portfolio of group analysis.

The proposed methods and risk factors considered are the following:

•             Commercial Leasing Portfolio: considers default, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset of the operation.

•             Student Portfolio: considers the type of loan granted, the enforceability of the payment and the default that it presents, in case the loan is required.

•             Generic Commercial Portfolio: considers default and the existence of real guarantees that guarantee the placement. In the case of guarantees, the relationship between the placement and the value of the security right that covers it is considered.

With the changes introduced in the standard, the three standardized methods included in the model will constitute a prudential floor for internal methods currently used by the industry.

The new standards will come into force in July 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

4.                            Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of the Interim Consolidated Financial Statements are consistent with those used in the preparation of the Bank’s consolidated annual financial statements for the year ended December 31, 2017, except for the adoption of new regulations in force at 1 January 2018.

The Bank adopted, for the first time, IFRS 15 Revenue from ordinary contracts with customers (See Note No. 3), there being no capital effects resulting from its application, therefore, the information disclosed as of December 31, 2017 it has not been restated in these financial statements.

As of fiscal year 2018, the bonus that the Bank negotiated with its employees in collective bargaining in 2018 was recorded in the “Other assets” account in the item “Expenses paid in advance” and is amortized with a charge to results within the term of the collective bargaining agreement and according to the permanence of the employees at the date of issuance of the financial statements. Before the change, the payment of this benefit directly affected the result of the year. This modification was made because it is observed that this disbursement complies with the definition to be considered a right that has the potential to produce economic benefits considering the Conceptual Framework (modified) of the IFRS.

During 2018, the Bank renewed all determination models of provisions for the portfolios evaluated as a group. This renewal included both parameter the probability of default (PD) and the loss given default (LGD), in accordance with new guidelines and methodologies defined and considering both on best local and international practices on the matter. Thus, since August the PD is made as a single score per client at the segment level, facilitating its integration with the management and comprehensive capture of the customer’s behavior. As for the LGD, changes were made in the traceability of the operations in order to determine more accurately the historical payment flows for each of the operations.

The effect of this modification was considered as a change in the estimate, in accordance with International Accounting Standard No. 8, resulting in a charge in its result of the period for Ch$38,681 million.

During the period ended September 30, 2018, there have been no others accounting changes that may significantly affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

5.                                      Relevant Events

(a)         On January 22, 2018, the Board of the subsidiary Banchile Securitizadora S.A., agreed to appoint Claudia Marcela Herrera García as the new Director of the company, until the next Ordinary Shareholders’ Meeting.

(b)         On January 25, 2018 in the Ordinary Session No. 2,874, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 22, 2018, with the purpose of proposing, among other matters, the distribution of dividend No. 206 of Ch$3.14655951692 to each of the 99,444,132,192 shares, payable with charge to the distributable net income for the year ended December 31, 2017, corresponding to 60% of such net profits.

In addition, the Board of Directors agreed to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income pertaining to the 2017 financial year, through the issuance of fully paid-in shares, without nominal value, determined at a value of Ch$93.73 per share, which will be distributed among the shareholders at the rate of 0.02238030880 shares per share and adopting the necessary agreements subject to the exercise of the options provided under Article 31 of Law No. 19,396.

(c)          On January 25, 2018, Banco de Chile informed that in the Ordinary Session, the Board of Directors accepted the resignation presented by the Principal and Vice-Chairman, Mrs. Jane Fraser. Likewise, the Board of Directors appointed Mr. Álvaro Jaramillo Escallon as its Regular Director until his next Ordinary Shareholders’ Meeting. Additionally, in the same session, Mr. Jaramillo was appointed Vice Chairman of the Board.

(d)         At the Ordinary Shareholders’ Meeting, held on March 22, 2018, our shareholders agreed to the dividend No. 206, and its distribution in the amount of Ch$3.14655951692 per “Banco de Chile” share, to be charged to net distributable income of Banco de Chile for 2017. Moreover, at the Extraordinary Shareholders Meeting held on the same date, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.

Additionally, the shareholders appointed of Mr. Álvaro Jaramillo Escallon as its Director until the next renewal of the Board of Directors.

(e)          The Central Bank of Chile communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No. 2140E, held on March 26, 2018, considered the resolutions adopted by the shareholders’ meetings of Banco de Chile on March 22, 2018, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the fiscal year ending on December 31, 2017, the Council of the Central Bank of Chile resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to letter b) of article 31 of law No. 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

5.                           Relevant Events, continued:

(f)           On July 12, 2018, Banco de Chile reported as an essential fact regarding the capitalization of 40% of the net distributable profit for the 2017 fiscal year, through the issuance of fully paid-in shares agreed at the Extraordinary Shareholders’ Meeting held on March 22, 2018, the following:

•                  At the referred Extraordinary Shareholders’ Meeting, it was agreed to increase the capital of the Bank in the amount of CLP$147,432,502,459 through the issuance of 1,572,948,922 fully paid-in shares, with no par value, payable against the net distributable profit of the fiscal year 2017 that was not distributed as a dividend, as agreed in the Ordinary Shareholders Meeting held on the same day.

•                  The Superintendency of Banks and Financial Institutions approved the bylaws reform, through Resolution No. 258 of May 29 of this year, which was registered in the Commercial Registry of Santiago to fs.41,929 No. 21,966 of the year 2018 and published in the Diario Oficial of Chile (equivalent to the “Federal Register”) of June 8, 2018.

•                  The issue of the fully paid-in shares was recorded in the Securities Registry of the aforementioned Superintendence with No. 1/2018, dated July 9, 2018.

•                  The Board of Directors of Banco de Chile, in Session No. 2,883, dated July 12, 2018, agreed to set as the date for issuing and distributing the fully paid-in shares on July 26, 2018.

•                  The shareholders who are registered in the Register of Shareholders of the Company at July 20, 2018 shall be entitled to receive the new shares, at the rate of 0.02238030880 fully paid-in shares for each share.

•                  The respective securities will be duly assigned to each shareholder, and will only be printed for those who subsequently request it in writing in the Stock Department of the Bank of Chile.

•                  As a result of the issue of fully paid-in shares, the Bank’s capital is divided into 101,017,081,114 nominative shares, with no par value, fully subscribed and paid.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.                           Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:                                 This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, though its management is related to the segments mentioned previously, the income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•                   Banchile Administradora General de Fondos S.A.

•                   Banchile Asesoría Financiera S.A.

•                   Banchile Corredores de Seguros Ltda.

•                   Banchile Corredores de Bolsa S.A.

•                   Banchile Securitizadora S.A.

•                   Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.                           Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions, provisions for loan losses and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation.

•                                The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•                                Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2018 and 2017, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.         Business Segments, continued:

The following table presents the income by segment for the periods ended September, 2018 and 2017 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	718,368	692,559	266,113	239,122	(252)	(19,065)	(6,190)	(3,576)	978,039	909,040	2,403	1,524	980,442	910,564
Net commissions income (loss)	137,777	139,745	35,001	32,716	(2,999)	(3,033)	110,330	100,359	280,109	269,787	(9,089)	(8,587)	271,020	261,200
Other operating income	31,526	12,206	37,892	29,236	25,526	44,513	25,180	20,910	120,124	106,865	(4,519)	(3,655)	115,605	103,210
Total operating revenue	887,671	844,510	339,006	301,074	22,275	22,415	129,320	117,693	1,378,272	1,285,692	(11,205)	(10,718)	1,367,067	1,274,974
Provision for loan losses	(231,897)	(196,982)	11,745	21,398	—	—	95	(79)	(220,057)	(175,663)	—	—	(220,057)	(175,663)
Depreciation and amortization	(21,911)	(20,556)	(3,712)	(3,339)	(69)	(108)	(2,211)	(2,177)	(27,903)	(26,180)	—	—	(27,903)	(26,180)
Other operating expenses	(412,870)	(380,784)	(116,493)	(111,092)	(3,565)	(3,931)	(77,841)	(75,489)	(610,769)	(571,296)	11,205	10,718	(599,564)	(560,578)
Income attributable to associates	5,429	2,846	989	897	127	106	411	491	6,956	4,340	—	—	6,956	4,340
Income before income taxes	226,422	249,034	231,535	208,938	18,768	18,482	49,774	40,439	526,499	516,893	—	—	526,499	516,893
Income taxes													(93,148)	(83,232)
Income after income taxes													433,351	433,661

The following table presents assets and liabilities of the periods ended September 30, 2018 and December 31, 2017 by each segment defined above

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	17,536,741	16,099,926	11,706,500	10,558,278	4,945,431	5,469,829	1,022,445	637,860	35,211,117	32,765,893	(406,422)	(232,137)	34,804,695	32,533,756
Current and deferred taxes													280,186	290,432
Total assets													35,084,881	32,824,188

Liabilities	10,973,466	10,380,250	10,990,609	10,272,607	9,441,764	8,815,056	860,501	479,244	32,266,340	29,947,157	(406,422)	(232,137)	31,859,918	29,715,020
Current and deferred taxes													1,440	3,453
Total liabilities													31,861,358	29,718,473

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

7.                           Cash and Cash Equivalents:

(a)                       The detail of the balances included under cash and cash equivalents and their reconciliation with the statement of cash flows at the end of each period are detailed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Cash and due from banks:
Cash (*)	665,758	522,869
Deposit in Chilean Central Bank (*)	128,949	162,421
Deposits in other domestic banks	6,537	9,922
Deposits abroad	224,311	362,181
Subtotal - Cash and due from banks	1,025,555	1,057,393

Net transactions in the course of collection	128,895	226,097
Highly liquid financial instruments (**)	829,545	719,069
Repurchase agreements	52,419	76,839
Total cash and cash equivalents	2,036,414	2,079,398

(*)    Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**) It corresponds to negotiation instruments and available-for-sale and investment instruments, whose term does not exceed nine months from the date of acquisition.

	September	December
	2018	2017
	MCh$	MCh$
Highly liquid financial instruments:

Financial Assets Held-for-trading	829,545	710,162
Available-for-sale Instruments	—	8,907
Total	829,545	719,069

(b)                     Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	September	December
	2018	2017
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	171,341	204,624
Funds receivable	450,509	317,185
Subtotal transactions in the course of collection	621,850	521,809

Liabilities
Funds payable	(492,955)	(295,712)
Subtotal transactions in the course of payment	(492,955)	(295,712)
Net transactions in the course of settlement	128,895	226,097

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September	December
	2018	2017
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	47,154	400,368
Central Bank of Chile promissory notes	1,184,466	662,190
Other instruments issued by the Chilean Government and Central Bank	58,036	254,606

Other instruments issued in Chile
Bonds from other domestic companies	30,507	—
Bonds from domestic banks	22,698	2,070
Deposits in domestic banks	393,989	218,307
Other instruments issued in Chile	3,756	715

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	322

Mutual fund investments
Funds managed by related companies	65,734	78,069
Funds managed by third-party	—	—
Total	1,806,340	1,616,647

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$5,096 million as of December 31, 2017. Repurchase agreements had a 7 days average expiration in December 2017. As of September 30, 2018, there are no guarantee instruments for this concept.

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$54,258 as of September 30, 2018 (Ch$34,585 million as of December 31, 2017).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$351,366 million as of September 30, 2018 (Ch$158,731 million as of December 31, 2017). The repurchase agreements have an average expiration of 9 days as of period-end 2018 (7 days in December 2017).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$12,244 million as of September 30, 2018 (Ch$15,032 million as of December 31, 2017), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.         Cash collateral on securities borrowed and reverse repurchase agreements:

(a)         Receivables for repurchase agreements: The Bank provides financing to its customers through repurchase agreements and security borrowings, in which the financial instrument serves as collateral. As of September 30, 2018 and December 31, 2017, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	4,114	—	—	—	—	—	—	—	—	—	—	—	4,114
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	2,576	—	—	—	—	—	—	—	—	—	—	—	2,576

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	2,295	—	—	—	—	—	—	—	—	—	—	—	2,295	—
Deposits in domestic banks	—	13,297	—	—	—	—	—	—	—	—	—	—	—	13,297
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	44,129	47,357	14,184	19,207	11,763	5,090	—	—	—	—	—	—	70,076	71,654

Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	46,424	67,344	14,184	19,207	11,763	5,090	—	—	—	—	—	—	72,371	91,641

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2018, the fair value of the instruments received amounts to Ch$71,745 million (Ch$95,665 million as of December, 2017).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)         Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of September 30, 2018 and December 31, 2017, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	12,848	5,169	2,250	—	—	—	—	—	—	—	—	—	15,098	5,169
Central Bank promissory notes	—	5,095	—	—	—	—	—	—	—	—	—	—	—	5,095
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	13,412	2,013	—	—	17,555	—	—	—	—	—	—	—	30,967	2,013
Deposits in domestic banks	341,019	114,359	49,392	—	4,994	56,762	—	—	—	—	—	—	395,405	171,121
Bonds from other Chilean companies	5,457	—	—	—	—	—	—	—	—	—	—	—	5,457	—
Other instruments issued in Chile	5,880	11,994	—	—	—	—	—	—	—	—	—	—	5,880	11,994

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	378,616	138,630	51,642	—	22,549	56,762	—	—	—	—	—	—	452,807	195,392

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities loans as of September 30, 2018 amounts to Ch$452,528 million (Ch$195,437 million in December 2017). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of September 30, 2018 and December 31, 2017, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of September 30, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	12,627	—	12,627	—	3,443
Interest rate swap	—	—	—	9,996	21,137	190,029	221,162	3,981	669
Total derivatives held for hedging purposes	—	—	—	9,996	33,764	190,029	233,789	3,981	4,112

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	110,794	—	140,971	243,971	82,692	478,372	1,056,800	2,967	72,077
Total derivatives held as cash flow hedges	110,794	—	140,971	243,971	82,692	478,372	1,056,800	2,967	72,077

Trading derivatives
Currency forward	7,258,859	7,153,169	14,656,551	3,460,265	77,115	44,876	32,650,835	519,670	464,812
Interest rate forward	—	—	—	—	—	—	—	—	—
Interest rate swap	2,199,159	7,741,238	21,698,972	16,504,601	6,460,513	8,578,463	63,182,946	296,859	280,210
Interest rate swap and cross currency swap	151,310	692,426	1,665,214	3,974,807	3,209,180	3,095,729	12,788,666	386,165	505,938
Call currency options	23,864	88,472	98,820	20,900	—	—	232,056	3,403	2,425
Put currency options	20,350	110,127	88,722	20,900	—	—	240,099	478	3,434
Total trading derivatives	9,653,542	15,785,432	38,208,279	23,981,473	9,746,808	11,719,068	109,094,602	1,206,575	1,256,819

Total	9,764,336	15,785,432	38,349,250	24,235,440	9,863,264	12,387,469	110,385,191	1,213,523	1,333,008

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(a)             Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	13,914	—	13,914	—	3,652
Interest rate swap	—	—	—	25,233	12,593	41,144	78,970	277	1,678
Total derivatives held for hedging purposes	—	—	—	25,233	26,507	41,144	92,884	277	5,330

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888
Total derivatives held as cash flow hedges	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888

Trading derivatives
Currency forward	6,217,692	6,739,730	14,706,493	1,630,627	138,946	6,154	29,439,642	506,502	578,083
Interest rate forward	14,000	—	—	—	—	—	14,000	—	206
Interest rate swap	3,450,543	8,494,249	17,762,447	13,242,961	5,287,261	7,379,643	55,617,104	243,931	241,613
Interest rate swap and cross currency swap	156,414	458,006	1,934,358	3,126,560	2,440,814	3,165,088	11,281,240	466,192	504,209
Call currency options	23,191	32,444	94,359	3,782	—	—	153,776	514	475
Put currency options	19,140	25,163	97,634	3,936	—	—	145,873	2,841	3,433
Total trading derivatives	9,880,980	15,749,592	34,595,291	18,007,866	7,867,021	10,550,885	96,651,635	1,219,980	1,328,019

Total	9,880,980	15,749,592	34,850,015	18,410,171	7,924,402	11,077,920	97,893,080	1,247,829	1,414,237

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(b)       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of September 30, 2018 and December 31, 2017:

	September	December
	2018	2017
	MCh$	MCh$
Hedge element
Commercial loans	12,627	13,914
Corporate bonds	221,162	78,970

Hedge instrument
Cross currency swap	12,627	13,914
Interest rate swap	221,162	78,970

(c)       Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond EUR	—	—	(595)	—	(690)	(1,246)	(2,570)	(2,491)	(2,570)	(2,491)	(84,257)	(82,348)	(90,682)	(88,576)
Corporate Bond HKD	(4,048)	—	—	—	(7,717)	(11,052)	(71,605)	(68,634)	(74,938)	(19,202)	(257,752)	(298,776)	(416,060)	(397,664)
Corporate Bond CHF	—	—	(2,017)	(986)	(85,087)	(161,529)	(119,920)	(192,519)	(504)	(474)	(101,348)	(95,174)	(308,876)	(450,682)
Corporate Bond USD	—	—	—	—	(699)	—	(2,795)	—	(2,795)	—	(40,529)	—	(46,818)	—
Obligation USD	(98,751)	(212)	(84)	(235)	(244)	(93,173)	(46,059)	(43,385)	—	—	—	—	(145,138)	(137,005)
Corporate Bond JPY	—	—	(454)	(292)	(45,965)	(1,150)	(30,820)	(72,098)	(30,423)	(28,886)	(66,406)	(63,002)	(174,068)	(165,428)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	595	—	690	1,246	2,570	2,491	2,570	2,491	84,257	82,348	90,682	88,576
Cross Currency Swap HKD	4,048	—	—	—	7,717	11,052	71,605	68,634	74,938	19,202	257,752	298,776	416,060	397,664
Cross Currency Swap CHF	—	—	2,017	986	85,087	161,529	119,920	192,519	504	474	101,348	95,174	308,876	450,682
Cross Currency Swap USD	—	—	—	—	699	—	2,795	—	2,795	—	40,529	—	46,818	—
Cross Currency Swap USD	98,751	212	84	235	244	93,173	46,059	43,385	—	—	—	—	145,138	137,005
Cross Currency Swap JPY	—	—	454	292	45,965	1,150	30,820	72,098	30,423	28,886	66,406	63,002	174,068	165,428

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	115,517	—	5,672	2,344	155,027	281,377	278,238	414,764	112,937	59,737	544,961	555,461	1,212,352	1,313,683

Hedge instrument
Outflows:
Cross Currency Swap HKD	(3,333)	—	(639)	—	(5,637)	(9,404)	(66,940)	(66,188)	(67,847)	(16,365)	(234,868)	(285,066)	(379,264)	(377,023)
Cross Currency Swap JPY	—	—	(1,185)	(1,061)	(51,400)	(3,372)	(37,149)	(85,598)	(35,374)	(35,063)	(78,776)	(77,895)	(203,884)	(202,989)
Cross Currency Swap USD	(111,827)	—	(273)	—	(572)	(111,077)	(46,758)	(44,840)	(1,232)	—	(36,918)	—	(197,580)	(155,917)
Cross Currency Swap CHF	—	—	(3,033)	(1,283)	(96,524)	(155,767)	(123,799)	(214,620)	(4,894)	(4,793)	(108,897)	(107,870)	(337,147)	(484,333)
Cross Currency Swap EUR	(357)	—	(542)	—	(894)	(1,757)	(3,592)	(3,518)	(3,590)	(3,516)	(85,502)	(84,630)	(94,477)	(93,421)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)             The unrealized results generated during the period 2018 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$40,905 million (credit to equity of Ch$9,354 million in September 30, 2017). The net effect of taxes charge to equity amounts to Ch$29,861 million (net credit to equity of Ch$6,969 million credit to equity during the period September 2017).

The accumulated balance for this concept as of September 30, 2018 corresponds to a charge in equity amounted to Ch$53,456 million (charge to equity of Ch$12,551 million as of December 31, 2017).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$32,989 million credit to income during the period 2018 (Ch$41,311 million debit to income during the period September 2017).

(c.5)               As of September 30, 2018 and 2017, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of September 30, 2018 and 2017, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

11.                    Loans and advances to Banks:

(a)                       At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	September	December
	2018	2017
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	130,018	120,017
Provisions for loans to domestic banks	(51)	(43)
Subtotal	129,967	119,974
Foreign Banks
Interbank loans commercial	227,454	187,006
Credits with third countries	52,432	61,091
Chilean exports trade loans	18,992	41,255
Provisions for loans to foreign banks	(1,092)	(540)
Subtotal	297,786	288,812
Central Bank of Chile
Non-available Central Bank deposits	920,115	350,000
Other Central Bank credits	804	916
Subtotal	920,919	350,916
Total	1,348,672	759,702

(b)                       The changes in provisions of the credits owed by the banks, during the periods 2018 and 2017, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2017	100	429	529
Provisions established	—	157	157
Provisions released	(100)	—	(100)
Balance as of September 30, 2017	—	586	586
Provisions established	43	—	43
Provisions released	—	(46)	(46)
Balance as of December 31, 2017	43	540	583
Provisions established	8	552	560
Provisions released	—	—	—
Balance as of September 30, 2018	51	1,092	1,143

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, net:

(a.i)               Loans to Customers:

As of September 30, 2018 and December 31, 2017, the portfolio of loans is composed as follows:

	As of September 30, 2018
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,797,053	50,377	282,707	11,130,137	(98,476)	(99,536)	(198,012)	10,932,125
Foreign trade loans	1,309,231	6,907	12,937	1,329,075	(40,170)	(2,450)	(42,620)	1,286,455
Current account debtors	245,355	2,618	3,400	251,373	(4,024)	(8,665)	(12,689)	238,684
Factoring transactions	626,624	1,142	1,519	629,285	(10,552)	(1,672)	(12,224)	617,061
Student loans	49,989	—	1,808	51,797	—	(1,628)	(1,628)	50,169
Commercial lease transactions (1)	1,442,566	16,488	25,411	1,484,465	(4,848)	(4,018)	(8,866)	1,475,599
Other loans and accounts receivable	67,967	208	8,355	76,530	(1,533)	(6,546)	(8,079)	68,451
Subtotal	14,538,785	77,740	336,137	14,952,662	(159,603)	(124,515)	(284,118)	14,668,544
Mortgage loans
Letters of credit	21,724	—	1,655	23,379	—	(16)	(16)	23,363
Endorsable mortgage loans	43,288	—	1,541	44,829	—	(30)	(30)	44,799
Other residential lending	7,585,787	—	158,709	7,744,496	—	(28,468)	(28,468)	7,716,028
Credit from ANAP	6	—	—	6	—	—	—	6
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,561	—	450	10,011	—	(348)	(348)	9,663
Subtotal	7,660,366	—	162,355	7,822,721	—	(28,862)	(28,862)	7,793,859
Consumer loans
Consumer loans in installments	2,601,964	—	246,167	2,848,131	—	(229,850)	(229,850)	2,618,281
Current account debtors	304,814	—	2,297	307,111	—	(13,821)	(13,821)	293,290
Credit card debtors	1,095,378	—	20,844	1,116,222	—	(44,797)	(44,797)	1,071,425
Consumer lease transactions (1)	9	—	—	9	—	—	—	9
Other loans and accounts receivable	11	—	852	863	—	(522)	(522)	341
Subtotal	4,002,176	—	270,160	4,272,336	—	(288,990)	(288,990)	3,983,346
Total	26,201,327	77,740	768,652	27,047,719	(159,603)	(442,367)	(601,970)	26,445,749

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of September 30, 2018 Ch$702,901 million correspond to finance leases for real estate and Ch$781,573 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers net, continued:

(a.i)               Loans to Customers, continued:

	As of December 31, 2017
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,199,048	67,602	294,976	10,561,626	(118,710)	(81,377)	(200,087)	10,361,539
Foreign trade loans	948,547	10,627	24,364	983,538	(38,752)	(2,311)	(41,063)	942,475
Current account debtors	265,842	2,706	2,392	270,940	(3,509)	(6,350)	(9,859)	261,081
Factoring transactions	643,352	2,552	931	646,835	(9,349)	(2,037)	(11,386)	635,449
Student loans	44,407	—	1,617	46,024	—	(1,319)	(1,319)	44,705
Commercial lease transactions (1)	1,337,411	17,468	26,637	1,381,516	(4,946)	(8,215)	(13,161)	1,368,355
Other loans and accounts receivable	55,521	298	6,815	62,634	(912)	(5,688)	(6,600)	56,034
Subtotal	13,494,128	101,253	357,732	13,953,113	(176,178)	(107,297)	(283,475)	13,669,638
Mortgage loans
Letters of credit	27,568	—	2,105	29,673	—	(11)	(11)	29,662
Endorsable mortgage loans	52,229	—	1,800	54,029	—	(58)	(58)	53,971
Other residential lending	7,229,037	—	151,691	7,380,728	—	(31,478)	(31,478)	7,349,250
Credit from ANAP	8	—	—	8	—	—	—	8
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,127	—	441	8,568	—	(217)	(217)	8,351
Subtotal	7,316,969	—	156,037	7,473,006	—	(31,764)	(31,764)	7,441,242
Consumer loans
Consumer loans in installments	2,311,482	—	227,239	2,538,721	—	(175,659)	(175,659)	2,363,062
Current account debtors	314,506	—	2,149	316,655	—	(10,446)	(10,446)	306,209
Credit card debtors	1,134,476	—	22,654	1,157,130	—	(56,525)	(56,525)	1,100,605
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8	—	902	910	—	(313)	(313)	597
Subtotal	3,760,472	—	252,944	4,013,416	—	(242,943)	(242,943)	3,770,473
Total	24,571,569	101,253	766,713	25,439,535	(176,178)	(382,004)	(558,182)	24,881,353

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2017 Ch$653,575 million correspond to finance leases for real estate and Ch$727,941 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, net, continued:

(a.ii)            Impaired Portfolio:

As of September 30, 2018 and December 31, 2017, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established						Net assets
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	14,615,866	13,593,249	336,796	359,864	14,952,662	13,953,113	(159,603)	(176,178)	(124,515)	(107,297)	(284,118)	(283,475)	14,668,544	13,669,638
Mortgage loans	7,660,366	7,316,969	162,355	156,037	7,822,721	7,473,006	—	—	(28,862)	(31,764)	(28,862)	(31,764)	7,793,859	7,441,242
Consumer loans	4,002,176	3,760,472	270,160	252,944	4,272,336	4,013,416	—	—	(288,990)	(242,943)	(288,990)	(242,943)	3,983,346	3,770,473
Total	26,278,408	24,670,690	769,311	768,845	27,047,719	25,439,535	(159,603)	(176,178)	(442,367)	(382,004)	(601,970)	(558,182)	26,445,749	24,881,353

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(b)                      Credit risk provisions:

The changes in credits risk provisions, during the periods 2018 and 2017, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2016	221,085	105,174	33,866	249,866	609,991
Charge-offs	(10,344)	(33,427)	(3,805)	(192,036)	(239,612)
Sales or transfers of credits	(13,058)	—	—	—	(13,058)
Allowances established	—	32,311	4,143	189,390	225,844
Allowances released	(16,954)	—	—	—	(16,954)
Balance as of September 30, 2017	180,729	104,058	34,204	247,220	566,211
Charge-offs	(3,430)	(11,515)	(1,288)	(62,945)	(79,178)
Sales or transfers of credits	(16)	—	—	—	(16)
Allowances established	—	14,754	—	58,668	73,422
Allowances released	(1,105)	—	(1,152)	—	(2,257)
Balance as of December 31, 2017	176,178	107,297	31,764	242,943	558,182
Charge-offs	(5,361)	(35,621)	(4,842)	(173,158)	(218,982)
Sales or transfers of credits	(677)	—	—	—	(677)
Allowances established (*)	—	52,839	1,940	219,205	273,984
Allowances released	(10,537)	—	—	—	(10,537)
Balance as of September 30, 2018	159,603	124,515	28,862	288,990	601,970

(*) See Note No.4 “Changes in Accounting policies and Disclosures”.

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.                  As of September 30, 2018 and December 31, 2017, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d) and (e).

2.                  As of September 30, 2018 and 2017 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and all risks and benefits related to these financial assets have been transferred all or substantially to it. (See Note No. 12 (e)).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.       Loans to Customers, continued:

(c)                       Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	496,581	461,354	(56,748)	(54,216)	439,833	407,138
From 1 to 2 years	370,020	338,305	(41,606)	(39,946)	328,414	298,359
From 2 to 3 years	244,733	230,920	(27,004)	(26,136)	217,729	204,784
From 3 to 4 years	150,634	146,921	(18,165)	(17,680)	132,469	129,241
From 4 to 5 years	103,634	99,268	(13,058)	(12,564)	90,576	86,704
After 5 years	297,263	278,607	(29,038)	(27,315)	268,225	251,292
Total	1,662,865	1,555,375	(185,619)	(177,857)	1,477,246	1,377,518

(*)    The net balance receivable does not include past-due portfolio totaling Ch$7,228 million as of September 30, 2018 (Ch$3,998 million as of December 31, 2017).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(d)                       Purchase of loan portfolio:

During the period ended September 30, 2018 the Bank has not acquired portfolio loans.

During 2017, the Bank acquired loan portfolios, whose nominal value amounted to Ch$1,495 million.

(e)                        Sale or transfer of loans from the loan portfolio:

During the periods 2018 and 2017 sale operations or assignments of receivables have been carried out from the loan portfolio according to the following:

	As of September 30, 2018
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	9.303	(677)	9.049	423
Sale of written — off loans	—	—	—	—
Total	9.303	(677)	9.049	423

	As of September 30, 2017
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	32,964	(13,058)	23,454	3,548
Sale of written — off loans	—	—	23	23
Total	32,964	(13,058)	23,477	3,571

(f)                         Securitization of own assets:

During the period as of September 30, 2018 and the year 2017, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.                    Investment Securities:

As of September 30, 2018 and December 31, 2017, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2018			December 2017
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	133,641	—	133,641	204,128	—	204,128
Promissory notes issued by the Central Bank of Chile	—	—	—	3,346	—	3,346
Other instruments of the Chilean Government and the Central Bank of Chile	29,453	—	29,453	148,894	—	148,894

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	95,582	—	95,582	99,572	—	99,572
Bonds from domestic banks	5,419	—	5,419	5,415	—	5,415
Deposits from domestic banks	867,362	—	867,362	956,733	—	956,733
Bonds from other Chilean companies	6,652	—	6,652	14,969	—	14,969
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	111,915	—	111,915	83,006	—	83,006

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	100,702	—	100,702	—	—	—

Total	1,350,726	—	1,350,726	1,516,063	—	1,516,063

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$15,139  million as of September 30, 2018 (Ch$5,177 million as of December 31, 2017). The repurchase agreements have an average maturity of 3 days as of September 30, 2018 (3 days in December 2017). Additionally, under the same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$31,415 million as of December 31, 2017. As of September 30, 2018, there is no amount for this concept.

In instruments of Foreign Institutions include mainly bank bonds.

As of September 30, 2018, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$4,508 million (accumulated unrealized gain of Ch$1,851 million in December 2017), recorded as an equity valuation adjustment.

During the period 2018 and 2017, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2018 and 2017 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	September	September
	2018	2017
	MCh$	MCh$

Unrealized (losses) gains	(4,584)	6,378
Realized losses (gains) reclassified to income	(1,775)	(3,422)
Subtotal	(6,359)	2,956
Income tax on other comprehensive income	1,715	(752)
Net effect in equity	(4,644)	2,204

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.                    Investments in Other Companies:

(a)                       Investments in other companies include investments of Ch$44,366 million as of September 30, 2018 (Ch$38,041 million as of December 31, 2017), as follows:

		Ownership Interest		Equity		Book Value		Income (Loss) (**)
		September	December	September	December	September	December	September	September
		2018	2017	2018	2017	2018	2017	2018	2017
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	71,618	56,804	18,733	15,070	3,527	1,555
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	18,546	13,781	4,785	3,822	964	624
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	17,908	15,490	3,582	3,098	484	204
Redbanc S.A.	Banco de Chile	38.13	38.13	8,493	7,484	3,239	2,894	344	324
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	5,391	4,696	1,797	1,589	208	180
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	11,952	11,490	1,474	1,417	55	87
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,185	3,659	1,122	995	145	170
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,245	5,838	937	908	47	48
Subtotal Associates				144,338	119,242	35,669	29,793	5,774	3,192

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	10,869	9,997	5,434	4,999	436	366
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,917	1,654	959	979	354	295
Subtotal Joint Ventures				12,786	11,651	6,393	5,978	790	661

Subtotal				157,124	130,893	42,062	35,771	6,564	3,853

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A. (*)	Banchile Corredores de Bolsa					1,646	1,646	339	435
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	42	44
Bolsa Electrónica de Chile S.A. (**)	Banchile Corredores de Bolsa					257	257	10	7
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift) (***)	Banco de Chile					84	50	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,304	2,270	392	487
Total						44,366	38,041	6,956	4,340

(1) Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*) The exchange of shares informed as essential event dated May 30, 2017, each shareholder of the Stock Exchange received 1,000,000 shares for each share held as of April 20, 2017. At that date, the subsidiary Banchile Corredores de Bolsa S.A. held the ownership of 3 shares, obtaining 3,000,000 shares due to the exchange.

(**) In the extraordinary shareholders meeting held on May 13, 2017, the exchange of 100,000 shares for each share of the company was agreed. Product of the above Banchile Corredores de Bolsa S.A. obtained 300,000 shares by owning 3 shares.

(***) As a result of the reallocation of shares, Banco de Chile made the purchase of 8 shares of the Company. With the above, the total number of shares is equivalent to 58 titles.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.                    Investments in Other Companies, continued:

(d)                         The change of investments in companies registered under the equity method in the periods of September 30, 2018 and 2017, are as follows:

	September	September
	2018	2017
	MCh$	MCh$

Initial book value	38,041	32,588
Acquisition of investments in companies	30	—
Participation on income in companies with significant influence and joint control	6,564	3,853
Dividends receivable	—	(136)
Dividends Minimum	136	560
Dividends received	(411)	(434)
Others	6	6
Total	44,366	36,437

(c)                        During the period ended as of September 30, 2018 and December 31, 2017 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets:

(a)                     As of September 30, 2018 and December 31, 2017 intangible assets are detailed as follows:

	Years
	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	138,533	122,480	(90,139)	(83,435)	48,394	39,045
Total					138,533	122,480	(90,139)	(83,435)	48,394	39,045

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets, continued:

(b)                       The change of intangible assets as of September 30, 2018 and December 31, 2017 are as follows:

September 2018
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2018	122,480
Acquisition	17,077
Disposals/ write-downs	(1,024)
Impairment loss (*)	—
Total	138,533

Accumulated Amortization
Balance as of January 1, 2018	(83,435)
Amortization for the period (*)	(7,729)
Disposals/ write-downs	1,024
Reclassifications	1
Total	(90,139)

Balance as of September 30, 2018	48,394

December 2017
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2017	109,491
Acquisition	18,779
Disposals/ write-downs	(5,790)
Impairment loss	—
Total	122,480

Accumulated Amortization
Balance as of January 1, 2017	(80,150)
Amortization for the period	(9,075)
Disposals/ write-downs	5,790
Total	(83,435)

Balance as of December 31, 2017	39,045

(*) See Note No. 35 Depreciation, amortization and impairment.

(c)                        As of September 30, 2018 and December 31, 2017, the Bank maintains the following commitments for technological developments:

	Amount of Commitment
	September	December
	2018	2017
Detail	MCh$	MCh$

Software and licenses	7,354	5,129

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Property and equipment:

(a)                       The properties and equipment as of September 30, 2018 and December 31, 2017 are composed as follows:

	Years
	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	27	21	21	319,759	311,428	(148,948)	(142,768)	170,811	168,660
Equipment	5	5	3	3	179,974	184,369	(144,948)	(148,006)	35,026	36,363
Others	7	6	4	4	53,766	52,552	(43,204)	(41,316)	10,562	11,236
Total					553,499	548,349	(337,100)	(332,090)	216,399	216,259

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Property and equipment, continued:

(b)                       The changes in properties and equipment as of September 30, 2018 and December 31, 2017 are as follows:

	September 2018
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Additions	10,241	9,189	1,826	21,256
Disposals/write-downs/Sales	(1,910)	(13,582)	(596)	(16,088)
Impairment losses (*)	—	(2)	(16)	(18)
Total	319,759	179,974	53,766	553,499

Accumulated Depreciation
Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the period (*) (**)	(6,898)	(10,525)	(2,475)	(19,898)
Sales and disposals of the period	718	13,583	587	14,888
Total	(148,948)	(144,948)	(43,204)	(337,100)

Balance as of September 30, 2018	170,811	35,026	10,562	216,399

	December 2017
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	10,606	8,898	3,720	23,224
Disposals/write-downs/Sales	(1,365)	(4,851)	(1,569)	(7,785)
Impairment losses (***)	—	—	(3)	(3)
Total	311,428	184,369	52,552	548,349

Accumulated Depreciation
Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges of the year (**)	(9,040)	(13,723)	(3,045)	(25,808)
Sales and disposals of the year	1,172	4,851	1,526	7,549
Transfers	—	143	(143)	—
Total	(142,768)	(148,006)	(41,316)	(332,090)

Balance as of December 31, 2017	168,660	36,363	11,236	216,259

(*)                       See Note No.35 Depreciation, Amortization and Impairment.

(**)                This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$276 million (Ch$368 million as of December 31, 2017).

(***)         This amount does not include charge-offs provision of Property and Equipment of Ch$163 million as of December 31, 2017.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Property and equipment, continued:

(c)                        As of September 30, 2018 and 2017, the Bank has operating lease contracts that cannot be terminated unilaterally. The information on future payments is detailed as follows:

		Lease Contracts
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

September 2018	26,186	2,883	5,765	24,266	46,271	31,726	27,844	138,755

September 2017	24,910	2,788	5,281	23,704	47,161	35,499	37,931	152,364

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years.

(d)                       As of September 30, 2018 and December 31, 2017, the Bank does not have any financial lease contracts and, therefore, there are no property and equipment balances that are in financial lease at the end of both periods.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of September 30, 2018 and December 31, 2017, according to the following detail:

	September	December
	2018	2017
	MCh$	MCh$

Income tax	79,944	108,844
Less:
Monthly prepaid taxes	(90,386)	(123,717)
Credit for training expenses	(159)	(2,036)
Others	(561)	(2,670)
Total	(11,162)	(19,579)

Tax rate	27.0%	25.5%

	September	December
	2018	2017
	MCh$	MCh$

Current tax assets	12,602	23,032
Current tax liabilities	(1,440)	(3,453)
Total tax receivable	11,162	19,579

(b)                     Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2018 and 2017, broken down as follows:

	September	September
	2018	2017
	MCh$	MCh$
Income tax expense:
Current year tax	90,988	74,247
Tax Previous year	2,574	(1,401)
Subtotal	93,562	72,846
Charge (credit) for deferred taxes:
Origin and reversal of temporary differences	1,005	16,235
Effect of exchange rates on deferred tax	—	(3,996)
Subtotal	1,005	12,239
Others	(1,419)	(1,853)
Net charge to income for income taxes	93,148	83,232

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.                    Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2018 and 2017:

	September		September
	2018		2017
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	142,155	25.50	131,808
Additions or deductions	(0.48)	(2,507)	(0.33)	(1,707)
Subordinated debt (*)	(4.66)	(24,515)	(5.69)	(29,417)
Price-level restatement	(4.20)	(22,108)	(2.65)	(13,675)
Effect in deferred taxes (changes in tax rate)	—	—	(0.77)	(3,996)
Other	0.03	123	0.04	219
Effective rate and income tax expense	17.69	93,148	16.10	83,232

(*) The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year, as a result of the generation of sufficient resources to pay off the total debt.

The effective rate for income tax for the period 2018 is 17.69% (16.10% in September 2017).

On September 29, 2014, Law 20,780 was published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduces various adjustments in the tax system.

In the same line, on February 8, 2016 Law 20,899 was published, which establishes that open corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes, a regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this tax regime, the law establishes a gradual increase of first category tax rates according to the following periodicity:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as from January 1, 2017, the rate of sole tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.                    Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts as of September 30, 2018 are detailed as follows:

	Balances as of December	Effect on		Balances as of September
	31, 2017	Income	Equity	30, 2018
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	195,192	9,514	—	204,706
Personnel provisions	12,238	(1,332)	—	10,906
Staff vacations	6,908	39	—	6,947
Accrued interests adjustments from impaired loans	3,414	(148)	—	3,266
Staff severance indemnities provision	573	(11)	—	562
Provision of credit cards expenses	8,955	753	—	9,708
Provision of accrued expenses	16,358	(1,837)	—	14,521
Adjustment for valuation of financial assets available-for-sale	—	—	1,216	1,216
Leasing	32,549	3,571	—	36,120
Other adjustments	17,372	1,320	—	18,692
Total Debit Differences	293,559	11,869	1,216	306,644

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,281	1,096	—	15,377
Adjustment for valuation of financial assets available-for-sale	499	—	(499)	—
Transitory assets	4,331	2,788	—	7,119
Loans accrued to effective rate	1,608	(79)	—	1,529
Advance payment of lump-sum under union contracts	—	7,154	526	7,680
Other adjustments	5,440	1,915	—	7,355
Total Credit Differences	26,159	12,874	27	39,060

Deferred, Net	267,400	(1,005)	1,189	267,584

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.                    Current and Deferred Taxes, continued:

(d)                     Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of September 30, 2017 and December 31, 2017, are as follows:

	Balance as of December	Effect on		Balance as of September	Effect on		Balance as of December
	31, 2016	Income	Equity	30, 2017	Income	Equity	31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	204,056	(7,996)	—	196,060	(868)	—	195,192
Personnel provisions	10,948	(756)	—	10,192	2,046	—	12,238
Staff vacations	6,674	154	—	6,828	80	—	6,908
Accrued interest adjustments from impaired loans	3,355	242	—	3,597	(183)	—	3,414
Staff severance indemnities provision	970	(289)	—	681	(63)	(45)	573
Provisions of credit card expenses	12,459	(3,350)	—	9,109	(154)	—	8,955
Provisions of accrued expenses	14,489	4,771	—	19,260	(2,902)	—	16,358
Leasing	37,119	(2,426)	—	34,693	(2,144)	—	32,549
Other adjustments	15,960	857	—	16,817	554	1	17,372
Total debit differences	306,030	(8,793)	—	297,237	(3,634)	(44)	293,559

Credit differences:
Depreciation of property and equipment and investment properties	11,815	2,112	—	13,927	354	—	14,281
Adjustment for valuation financial assets available-for-sale	216	—	752	968	1	(470)	499
Transitory assets	3,617	2,583	—	6,200	(1,869)	—	4,331
Accrued interest to effective rate	2,252	(507)	—	1,745	(137)	—	1,608
Other adjustments	6,417	(742)	—	5,675	(235)	—	5,440
Total credit differences	24,317	3,446	752	28,515	(1,886)	(470)	26,159

Total Assets (Liabilities) net	281,713	(12,239)	(752)	268,722	(1,748)	426	267,400

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.                    Other Assets:

(a)                  Item composition:

At the end of each period, the item is composed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Assets held for leasing (*)	96,930	127,979

Assets received or awarded as payment (**)
Assets awarded at judicial sale	17,098	11,433
Assets received in lieu of payment	2,386	2,730
Provision for assets received in lieu of payment or awarded	(1,075)	(818)
Subtotal	18,409	13,345

Other Assets
Deposits by derivatives margin	270,953	174,254
Prepaid expenses	51,303	12,180
Recoverable income taxes	44,361	20,437
Other accounts and notes receivable	25,003	99,201
Trading and brokerage (***)	24,709	32,593
Investment properties	14,030	14,306
Servipag available funds	10,835	12,626
Commissions receivable	10,304	6,387
VAT receivable	9,883	11,965
Pending transactions	3,408	2,151
Rental guarantees	1,881	1,849
Accounts receivable for sale of assets received in lieu of payment	1,825	3,353
Assets recovered from leasing for sale	1,731	3,053
Materials and supplies	716	662
Others	24,469	11,633
Subtotal	495,411	406,650
Total	610,750	547,974

(*)                    These correspond to property and equipment to be given under finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0590% (0.0694% as of December 31, 2017) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.                    Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the nine-month period ended as of September 30, 2018 and 2017 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2017	2,104
Provisions used	(671)
Provisions established	1,039
Provisions released	—
Balance as of September 30, 2017	2,472
Provisions used	(2,276)
Provisions established	622
Provisions released	—
Balance as of December 31, 2017	818
Provisions used	(1,952)
Provisions established	2,209
Provisions released	—
Balance as of September 30, 2018	1,075

19.                    Current accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Current accounts	7,153,008	7,200,050
Other demand deposits	1,200,789	1,081,223
Other demand deposits and sight accounts	677,100	634,433
Total	9,030,897	8,915,706

20.                    Savings accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Time deposits	10,705,278	9,743,968
Term savings accounts	223,042	214,120
Other term balances payable	78,335	109,690
Total	11,006,655	10,067,778

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

21.                    Borrowings from Financial Institutions:

(a)                       At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Domestic banks
Banco do Brasil	4,801	1,100

Foreign banks
Foreign trade financing
Bank of America	189,857	166,651
Citibank N.A.	167,876	246,937
Sumitomo Mitsui Banking	166,388	120,107
Wells Fargo Bank	147,320	185,255
Bank of New York Mellon	144,710	43,143
The Bank of Nova Scotia	115,579	73,905
Toronto Dominion Bank	79,577	—
Zuercher Kantonalbank	32,876	—
JP Morgan Chase Bank	19,739	—
American Express Bank GMBH	3,771
Standard Chartered Bank	1,817	76,268
Commerzbank AG	1,771	71,602
Australia and new Zealand Banking	250	—
ING Bank	—	57,331
HSBC Bank USA	—	46,179
Others	—	121
Borrowings and other obligations
Wells Fargo Bank	99,085	92,684
Citibank N.A.	34,807	4,618
The Bank of New York	3,279	—
Deutsche Bank AG	1,101	5,551
Bank of America	796	—
Standard Chartered Bank	435	—
Banco Santander Euro	—	3,575
Others	1	—
Subtotal foreign banks	1,211,035	1,193,927

Chilean Central Bank	—	1

Total	1,215,836	1,195,028

(b)                       Chilean Central Bank Obligations:

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	September	December
	2018	2017
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans with the Central Bank	—	1
Total	—	1

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued:

At the end of each period, this item is composed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Mortgage bonds	18,047	23,424
Bonds	6,508,452	5,769,334
Subordinated bonds	693,614	696,217
Total	7,220,113	6,488,975

During the period ended as of September 30, 2018, Banco de Chile issued bonds by an amount of Ch$1,543,241 million, from which corresponds to current bonds and short-term bonds by an amount of Ch$739,766 million and Ch$803,475 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIEA0617	106,001	6	1.60	UF	03/01/2018	03/01/2024
BCHIBN1015	114,212	12	2.90	UF	24/01/2018	24/01/2030
BCHIEF1117	79,612	6	1.80	UF	09/02/2018	09/02/2024
BCHIEP0717	104,550	11	2.00	UF	13/02/2018	13/02/2029
BCHIBT1215	57,936	14	3.00	UF	13/03/2018	13/03/2032
BCHIDH0916	20,370	4	3.80	CLP	11/06/2018	11/06/2022
BCHIBW1215	59,081	14	2.20	UF	14/08/2018	14/08/2032
BCHIDY0917	55,619	5	1.24	UF	16/08/2018	16/08/2023
BCHIEN1117	109,543	10	2.08	UF	25/09/2018	25/09/2028
BONO USD	32,842	10	4.26	USD	28/09/2018	28/09/2028
Total as of September 30, 2018	739,766

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

Short-term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date

Wells Fargo Bank	2,998	1.85	USD	06/02/2018	08/05/2018
Wells Fargo Bank	2,998	1.93	USD	06/02/2018	08/06/2018
Wells Fargo Bank	2,998	1.98	USD	06/02/2018	09/07/2018
Wells Fargo Bank	2,998	2.05	USD	06/02/2018	06/08/2018
Wells Fargo Bank	2,998	2.05	USD	06/02/2018	08/08/2018
Wells Fargo Bank	29,716	2.25	USD	28/02/2018	28/06/2018
Wells Fargo Bank	1,723	2.40	USD	28/02/2018	29/08/2018
Citibank N.A.	6,894	2.60	USD	28/02/2018	25/02/2019
Wells Fargo Bank	13,780	2.30	USD	02/03/2018	02/07/2018
Wells Fargo Bank	4,489	2.30	USD	05/03/2018	06/07/2018
Citibank N.A.	18,080	2.22	USD	07/03/2018	05/06/2018
Wells Fargo Bank	1,747	2.25	USD	13/03/2018	11/06/2018
Wells Fargo Bank	3,006	2.45	USD	14/03/2018	11/09/2018
Wells Fargo Bank	606	2.60	USD	15/03/2018	14/12/2018
Wells Fargo Bank	605	2.60	USD	29/03/2018	28/09/2018
Wells Fargo Bank	60,343	2.60	USD	05/04/2018	04/09/2018
Wells Fargo Bank	30,254	2.50	USD	06/04/2018	01/08/2018
Wells Fargo Bank	1,743	2.40	USD	10/04/2018	09/08/2018
Wells Fargo Bank	8,918	2.75	USD	13/04/2018	12/04/2019
Wells Fargo Bank	8,946	2.75	USD	17/04/2018	16/04/2019
Citibank N.A.	19,046	2.36	USD	08/05/2018	08/08/2018
Citibank N.A.	31,665	2.38	USD	09/05/2018	07/08/2018
Citibank N.A.	1,873	2.37	USD	10/05/2018	08/08/2018
Citibank N.A.	12,250	2.36	USD	14/05/2018	15/08/2018
Wells Fargo Bank	18,968	2.70	USD	11/06/2018	01/04/2019
Wells Fargo Bank	28,973	2.42	USD	13/06/2018	24/07/2018
Wells Fargo Bank	15,991	2.45	USD	19/06/2018	20/09/2018
Citibank N.A.	12,778	2.41	USD	20/06/2018	20/09/2018
Citibank N.A.	31,944	2.45	USD	20/06/2018	03/10/2018
Wells Fargo Bank	3,194	2.65	USD	20/06/2018	13/02/2019
Citibank N.A.	3,885	2.50	USD	22/06/2018	23/11/2018
Wells Fargo Bank	19,495	2.20	USD	28/06/2018	27/07/2018
Wells Fargo Bank	4,875	2.30	USD	03/07/2018	11/09/2018
Wells Fargo Bank	29,556	2.30	USD	06/07/2018	10/09/2018
Wells Fargo Bank	62,079	2.45	USD	17/07/2018	17/10/2018
Wells Fargo Bank	32,729	2.45	USD	24/07/2018	22/10/2018
Wells Fargo Bank	19,283	2.45	USD	27/07/2018	29/10/2018
Wells Fargo Bank	31,919	2.50	USD	30/07/2018	29/11/2018
Wells Fargo Bank	16,039	2.52	USD	01/08/2018	06/12/2018
Citibank N.A.	25,787	2.50	USD	02/08/2018	06/12/2018
Wells Fargo Bank	10,859	2.47	USD	07/08/2018	14/12/2018
Wells Fargo Bank	3,238	2.46	USD	09/08/2018	14/12/2018
Wells Fargo Bank	17,070	2.53	USD	31/08/2018	28/12/2018
Wells Fargo Bank	6,929	2.58	USD	04/09/2018	06/02/2019
Citibank N.A.	34,646	2.57	USD	04/09/2018	04/01/2019
Citibank N.A.	4,902	2.24	USD	07/09/2018	09/10/2018
Citibank N.A.	34,525	2.25	USD	07/09/2018	09/10/2018
Citibank N.A.	1,742	2.23	USD	10/09/2018	09/10/2018
Wells Fargo Bank	3,484	2.65	USD	10/09/2018	11/03/2019
Wells Fargo Bank	6,026	2.45	USD	11/09/2018	06/12/2018
Bofa Merrill Lynch	18,421	2.62	USD	14/09/2018	01/03/2019
Wells Fargo Bank	33,464	2.48	USD	20/09/2018	20/12/2018
Total as of September 30, 2018	803,475

During the period ended September 30, 2018, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

During the year ended as of December 31, 2017, Banco de Chile issued bonds by an amount of Ch$1,399,001 million, from which corresponds to current bonds and short-term bonds by an amount of Ch$590,052 million and Ch$808,949 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIBQ0915	58,643	13	3.00	UF	20/01/2017	20/01/2030
BCHIBH0915	56,338	9	2.70	UF	01/02/2017	01/02/2026
BCHIBP1215	58,157	13	3.00	UF	06/03/2017	06/03/2030
BCHIBC1215	30,544	6	2.50	UF	06/03/2017	06/03/2023
BCHIBC1215	5,554	6	2.50	UF	07/03/2017	07/03/2023
BCHIBC1215	19,600	6	2.50	UF	12/04/2017	12/04/2023
BONO EUR	36,782	15	1.71	EUR	26/04/2017	26/04/2032
BCHIBG1115	85,115	9	2.70	UF	09/05/2017	09/05/2026
BCHIBE1115	55,097	7	2.70	UF	16/10/2017	16/10/2024
BONO JPY	55,506	20	1.02	JPY	17/10/2017	17/10/2037
BCHIBR1215	57,350	13	3.00	UF	17/11/2017	17/11/2030
BONO USD	71,366	20	2.49	USD	20/12/2017	20/12/2037
Total as of December 31, 2017	590,052

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

Short-term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date

Citibank N.A.	13,223	1.37	USD	05/01/2017	05/06/2017
Wells Fargo Bank	16,702	1.50	USD	06/01/2017	03/07/2017
Wells Fargo Bank	6,681	1.48	USD	06/01/2017	05/07/2017
Wells Fargo Bank	3,340	1.38	USD	06/01/2017	05/06/2017
Wells Fargo Bank	3,340	1.27	USD	06/01/2017	08/05/2017
Wells Fargo Bank	3,340	1.17	USD	06/01/2017	06/04/2017
Wells Fargo Bank	24,906	1.20	USD	09/01/2017	10/04/2017
Wells Fargo Bank	671	1.47	USD	09/01/2017	10/07/2017
Citibank N.A.	2,685	1.47	USD	09/01/2017	28/07/2017
Citibank N.A.	67,131	1.27	USD	09/01/2017	12/05/2017
Wells Fargo Bank	20,105	1.36	USD	10/01/2017	09/06/2017
Bofa Merrill Lynch	16,754	1.35	USD	10/01/2017	09/06/2017
Wells Fargo Bank	1,318	1.23	USD	13/01/2017	12/05/2017
Wells Fargo Bank	3,295	1.43	USD	13/01/2017	12/07/2017
Bofa Merrill Lynch	3,884	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	4,531	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	11,017	1.70	USD	08/02/2017	07/02/2018
Wells Fargo Bank	12,797	1.40	USD	10/02/2017	01/09/2017
Wells Fargo Bank	19,196	1.40	USD	10/02/2017	11/09/2017
Wells Fargo Bank	19,284	1.70	USD	13/02/2017	12/02/2018
Wells Fargo Bank	1,607	1.32	USD	13/02/2017	14/08/2017
Citibank N.A.	10,992	1.04	USD	15/02/2017	15/05/2017
Citibank N.A.	15,977	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,474	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,471	1.35	USD	16/02/2017	08/09/2017
Wells Fargo Bank	9,885	1.40	USD	21/03/2017	29/09/2017
Bofa Merrill Lynch	33,024	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	26,419	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	33,165	1.42	USD	30/03/2017	27/09/2017
Wells Fargo Bank	16,651	1.30	USD	10/04/2017	08/08/2017
Wells Fargo Bank	13,351	1.45	USD	11/04/2017	10/10/2017
Citibank N.A.	33,061	1.30	USD	12/06/2017	12/09/2017
Wells Fargo Bank	2,645	1.48	USD	12/06/2017	11/12/2017
Bofa Merrill Lynch	7,972	1.30	USD	16/06/2017	15/09/2017
Wells Fargo Bank	6,643	1.75	USD	16/06/2017	15/06/2018
Wells Fargo Bank	6,786	1.81	USD	21/06/2017	20/06/2018
Citibank N.A.	10,418	1.48	USD	23/06/2017	19/12/2017
Citibank N.A.	5,960	1.46	USD	27/06/2017	19/12/2017
Citibank N.A.	26,487	1.35	USD	27/06/2017	23/10/2017
Jp.Morgan Chase	33,322	1.48	USD	11/07/2017	08/11/2017
Citibank N.A.	32,871	1.52	USD	14/07/2017	12/01/2018
Wells Fargo Bank	16,284	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	3,257	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	10,952	1.52	USD	14/08/2017	09/02/2018
Wells Fargo Bank	12,852	1.52	USD	21/08/2017	16/02/2018
Wells Fargo Bank	19,047	1.47	USD	25/08/2017	22/12/2017
Wells Fargo Bank	18,708	1.63	USD	13/10/2017	11/04/2018
Wells Fargo Bank	12,472	1.63	USD	13/10/2017	09/04/2018
Wells Fargo Bank	24,944	1.77	USD	13/10/2017	10/07/2018
Wells Fargo Bank	6,236	1.91	USD	13/10/2017	12/10/2018
Bofa Merrill Lynch	12,472	1.63	USD	13/10/2017	12/04/2018
Jp.Morgan Chase	8,215	1.83	USD	14/11/2017	13/08/2018
Wells Fargo Bank	15,883	1.65	USD	21/11/2017	21/03/2018
Wells Fargo Bank	42,624	1.75	USD	07/12/2017	05/03/2018
Wells Fargo Bank	1,596	2.25	USD	14/12/2017	13/12/2018
Total as of December 31, 2017	808,949

During the year ended December 31, 2017, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

During the periods of September 30, 2018 and December 31, 2017, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.                    Other Financial Obligations:

At the end of each period, this item is composed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Other Chilean obligations	89,580	104,665
Public sector obligations	30,384	32,498
Total	119,964	137,163

24.                    Provisions:

(a)                       At the end of each period, this item is composed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Provisions for minimum dividends (*)	221,286	312,907
Provisions for personnel benefits and payroll expenses	79,974	86,628
Provisions for contingent loan risks	54,743	58,031
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	6,122	3,317
Other provisions for contingencies	419	21,733
Total	575,796	695,868

(*)                  See Note No. 27 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.                    Provisions, continued:

(b)                       The following table shows the changes in provisions and accrued expenses during the periods 2018 and 2017:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	285,233	83,345	53,681	213,252	26,513	662,024
Provisions established	236,047	48,943	1,051	—	2,163	288,204
Provisions used	(285,233)	(55,457)	—	—	—	(340,690)
Provisions released	—	—	—	—	(102)	(102)
Balances as of September 30, 2017	236,047	76,831	54,732	213,252	28,574	609,436
Provisions established	76,860	19,548	3,299	—	—	99,707
Provisions used	—	(9,751)	—	—	—	(9,751)
Provisions released	—	—	—	—	(3,524)	(3,524)
Balances as of December 31, 2017	312,907	86,628	58,031	213,252	25,050	695,868
Provisions established	221,286	50,493	—	—	2,805	274,584
Provisions used	(312,907)	(57,147)	—	—	(19,347)	(389,401)
Provisions released	—	—	(3,288)	—	(1,967)	(5,255)
Balances as of September 30, 2018	221,286	79,974	54,743	213,252	6,541	575,796

(c)                      Provisions for personnel benefits and payroll:

	September	December
	2018	2017
	MCh$	MCh$

Provisions for performance bonuses	35,320	43,372
Staff accrued vacation provision	25,764	25,159
Staff severance indemnities	7,672	7,676
Other personnel benefits provision	11,218	10.421
Total	79,974	86,628

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.                    Provisions, continued:

(d)                     Staff severance indemnities:

(i)                       Changes in the staff severance indemnities:

	September	September
	2018	2017
	MCh$	MCh$

Present value of the obligations at the beginning of the year	7,676	8,851
Increase (Decrease) in provision	387	165
Benefit paid	(391)	(1,044)
Effect of change in actuarial factors	—	—
Total	7,672	7,972

(ii)                    Net benefits expenses:

	September	September
	2018	2017
	MCh$	MCh$

(Decrease) Increase in provisions	57	(170)
Interest cost of benefits obligations	330	335
Effect of change in actuarial factors	—	—
Net benefit expenses	387	165

(iii)                 Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	September 30, 2018	December 31, 2017
	%	%

Discount rate	4.53	4.53
Salary increase rate	4.14	4.14
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the year ended December 31, 2017

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.                    Provisions, continued:

(e)                        Changes in compliance bonuses provision:

	September	September
	2018	2017
	MCh$	MCh$

Balances as of January 1	43,372	37,868
Provisions established	27,581	26,862
Provisions used	(35,633)	(31,655)
Provisions release	—	—
Total	35,320	33,075

(f)                         Changes in staff accrued vacation provision:

	September	September
	2018	2017
	MCh$	MCh$

Balances as of January 1	25,159	25,539
Provisions established	5,012	4,908
Provisions used	(4,407)	(4,949)
Provisions release	—	—
Total	25,764	25,498

(g)                        Employee benefits share-based provision:

As of September 30, 2018 and 2017, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of September 30, 2018 and December 31, 2017, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$54,743 million (Ch$58,031 million in December 2017). See Note No. 26 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

25.                    Other Liabilities:

At the end of each period, this item is composed as follows:

	September	December
	2018	2017
	MCh$	MCh$

Accounts and notes payable (*)	197,071	190,158
Income received in advance	5,333	5,576
Dividends payable	1,227	1,186

Other liabilities
Securities unliquidated	84,816	2,618
Documents intermediated (**)	44,387	49,672
Cobranding	35,693	32,905
VAT debit	13,131	12,883
Outstanding transactions	1,174	675
Insurance payments	892	478
Others	28,163	13,010
Total	411,887	309,161

(*)             It comprises obligations that do not correspond to transactions inside the ordinary course of business, such as withholding tax, social security contributions, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	September	December
	2018	2017
	MCh$	MCh$
Contingent loans
Guarantees and sureties	328,612	285,035
Confirmed foreign letters of credit	102,350	64,970
Issued letters of credit	352,363	94,313
Bank guarantees	2,202,180	2,220,828
Freely disposition credit lines	7,555,144	7,240,406
Other credit commitments	60,634	60,609

Transactions on behalf of third parties
Documents in collections	227,967	168,353
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	25,862	7,121
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	115,648	133,794
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	6,703,727	5,738,873
Securities held in safe custody in other entities	14,397,331	14,990,439
Total	32,071,818	31,004,741

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of September 30, 2018 the Bank maintain provisions for judicial contingencies amounting to Ch$156 million (Ch$21,470 million as of December 31, 2017) (*)), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2018
	2018	2019	2020	2021	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	—	36	120	—	156

(*)The trial in which the National Consumer Service brought a collective action against Banco de Chile ended by virtue of a conciliation agreement entered into between the parties on June 14, 2018, which was approved by the court by an executed resolution.

(b.2)          Contingencies for significant lawsuits in courts:

As of September 30, 2018 and December 31, 2017 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted by operations:

i.                            In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,227,900, maturing January 10, 2019 (UF 2,588,500, maturing on January 10, 2018 as of December 31, 2017). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 586,200.

As of September 30, 2018 and December 31, 2017 the Bank has not guaranteed mutual funds.

In compliance with the rules established by the Superintendency of Securities and Insurance (“SVS”) (now the Chilean Commission for the Financial Market (“CMF”)) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 449,800, with maturity on January 10, 2019.

ii.                        In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2018	2017
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	54,083	20,249
Electronic Chilean Securities Exchange, Stock Exchange	5,802	29,926

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	5,988	3,995
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	3,864
Total	65,873	58,034

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                        In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2019, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2019.

It also provided a bank guarantee No. 359886-6 in the amount of UF 242,000 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2019.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

iii.                    In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of September 30, 2018 the entity maintains two insurance policies which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2018	2017
	MCh$	MCh$

Freely disposition credit lines	28,270	34,031
Bank guarantees provision	22,313	20,509
Guarantees and sureties provision	3,411	2,871
Letters of credit provision	552	360
Other credit commitments	197	260
Total	54,743	58,031

(e)                      On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS (now the CMF) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation to de second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed a claim in the Eleventh Civil Court of Santiago against Exempt Resolution No. 270 of October 30, 2014 of the SVS (now the CMF), requesting the annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. To date the evidence stage has expired.

According to the provisions policy of Banchile Corredores de Bolsa S.A., the company has not made provisions because in this judicial proceeding no judgment has yet been issued, as well as considering that the legal advisors estimate that there are solid grounds for dismissal.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity:

(a)  Capital:

(i)                       Authorized, subscribed and paid shares:

As of September 30, 2018, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (99,444,132,192 shares as of December 31, 2017), with no par value, subscribed and fully paid.

(ii)          Shares:

(ii.1)                      On July 12, 2018, Banco de Chile informs regarding the capitalization of 40% of the distributable net income obtained during the fiscal year ending the 31st of December, 2017, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on March 22, 2018, where it was agreed to increase the Bank´s capital in the amount of Ch$147,432,502,459 through the issuance of 1,572,948,922 fully paid-in shares, of no par value, payable through the distributable net income for the year 2017 that was not distributed as dividends, as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Superintendency of Banks and Financial Institutions of Chile (“SBIF”) with the No.1/2018, on July 9, 2018.

The Board of Directors of Banco de Chile, at the meeting No. 2,883, dated July 12, 2018, agreed to set as the date for issuance and distribution of the fully paid in shares on July 26, 2018.

(ii.2)                      The following table shows the changes in share from December 31, 2016 to September 30, 2018:

Total
Ordinary Shares

Total shares as of December 31, 2016	97,624,347,430

Capitalization of earning — Issue fully paid-in shares	1.819.784.762

Total shares as of September 30, 2017	99,444,132,192

Total shares as of December 31, 2017	99,444,132,192

Capitalization of earning — Issue fully paid-in shares (*)	1,572,948,922

Total shares as September 30, 2018	101,017,081,114

(*) See Note No. 5 (f).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(b)                     Distributable income:

In accordance with the Bank of Chile’s bylaws in which establish that for the purposes of articles 24, 25 and 28 of Law No. 19,396 and the agreement of November 8, 1996, concluded between the Central Bank of Chile and the Parent Company of Banco de Chile S.A., the net distributable profit of Banco de Chile, shall be that which results from lowering or adding to net income for the year, price-Level restatement of the value of paid-in capital and reserves by effects of the variation of the Consumer Price Index between November of the previous year and November of the current year. This transitional article, which was approved at an Extraordinary Shareholders’ Meeting held on March 25, 2010, will remain in force until the obligation referred in Law 19,396 maintained by the Parent Company of Banco de Chile S.A. is completely paid off directly or indirectly through its subsidiary SAOS S.A. The above described agreement was submitted under consideration to the Council of the Central Bank of Chile, institution which, in an ordinary session held on December 3, 2009, decided to resolve favorably the proposal.

The distributable income for the period ended as of September 30, 2018 ascend to Ch$368,811 million (Ch$521,511 million as of December 31, 2017).

As stated, the retention of earnings for the year ended December 31, 2017, made in March of 2018 amounted to Ch$54,501 million (the retention of earnings for the year ended December 31, 2016, made in March of 2017 amounted to Ch$76,861 million).

(c)                       Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 22, 2018 it was approved the distribution and payment of dividend No. 206 de Ch$3.14655951692 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2017. The amount of the dividend paid in year 2018 amounts to Ch$374,079 million.

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2017 it was approved the distribution and payment of dividend No. 205 of Ch$2.92173783704 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2016. The amount of the dividend paid in year 2017 amounts to Ch$342,034 million.

(d)                      Provision for minimum dividends:

As of January 2016, the Board of Directors established, for minimum dividend purpose, a 60% provision on net distributable income. Accordingly, as of September 30, 2018 the Bank recorded in the liability under the item “Provisions” an amount of Ch$221,286 million (Ch$312,907 million in December 2017), reflecting as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                        Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)                     Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of September 30, 2018 and 2017 were determined as follows:

	September	September
	2018	2017
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	433,350	433,660
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	4.29	4.29

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	433,350	433,660
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	4.29	4.29

(*)         September 2017 considers the number of fully paid-in shares issued on July 26, 2018.

As of September 30, 2018 and 2017, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(f)                       Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in hedge instruments’ equity in a cash flow hedge. During the period 2018 it was made a charge to equity for Ch$40,905 million (credit to equity of Ch$9,354 million during the period 2017). The income tax effect presented a credit to equity of Ch$11,044 million (charge of Ch$2,385 million in September 2017).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2018, it was made a charge to equity for Ch$6.359 million (credit of Ch$2,956 million during the period 2017). The deferred tax effect meant a credit to equity of Ch$1,715 million (debit to equity of Ch$752 million in September 2017).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.                    Interest Revenue and Expenses:

(a)                     On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	September 2018				September 2017
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	513,601	109,420	3,461	626,482	523,436	59,403	5,305	588,144
Consumer loans	447,598	1,369	6,336	455,303	453,767	832	7,052	461,651
Residential mortgage loans	211,041	154,954	3,731	369,726	206,653	82,362	3,465	292,480
Financial investment	30,081	9,425	—	39,506	19,111	2,106	—	21,217
Repurchase agreements	2,108	—	—	2,108	1,230	—	—	1,230
Loans to banks	15,649	—	—	15,649	11,917	—	—	11,917
Other interest and indexation revenue	5,927	1,819	—	7,746	2,822	963	—	3,785
Total	1,226,005	276,987	13,528	1,516,520	1,218,936	145,666	15,822	1,380,424

The amount of interest recognized on a received basis for impaired portfolio in the period 2018 amounts to Ch$3,622 million (Ch$4,373 million in September 2017).

(b)                       At the each period end, the stock of interest and UF indexation not recognized in income is the following:

	September 2018			September 2017
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,390	985	7,375	8,132	1,107	9,239
Residential mortgage loans	3,006	1,675	4,681	2,773	1,393	4,166
Consumer loans	36	—	36	48	16	64
Total	9,432	2,660	12,092	10,953	2,516	13,469

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.                    Interest Revenue and Expenses, continued:

(c)                        At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	September 2018			September 2017
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	184,766	34,779	219,545	206,785	19,810	226,595
Debt securities issued	146,588	111,306	257,894	138,331	57,782	196,113
Other financial obligations	1,071	94	1,165	1,145	89	1,234
Repurchase agreements	6,399	—	6,399	4,070	—	4,070
Obligations with banks	19,251	1	19,252	13,947	—	13,947
Demand deposits	194	6,171	6,365	150	3,348	3,498
Other interest and indexation expenses	32	489	521	1	348	349
Total	358,301	152,840	511,141	364,429	81,377	445,806

(d)                       As of September 30, 2018 and 2017, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	September 2018			September 2017
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	4,853	—	4,853	2,869	—	2,869
Loss from fair value accounting hedges	(1,524)	—	(1,524)	(4,018)	—	(4,018)
Gain from cash flow accounting hedges	164,339	186,508	350,847	161,383	120,583	281,966
Loss from cash flow accounting hedges	(205,745)	(169,117)	(374,862)	(136,887)	(165,784)	(302,671)
Net gain on hedge items	(4,251)	—	(4,251)	(2,200)	—	(2,200)
Total	(42,328)	17,391	(24,937)	21,147	(45,201)	(24,054)

(e)                        At each period end, the summary of interest is as follows:

	September	September
	2018	2017
	MCh$	MCh$

Interest revenue	1,516,520	1,380,424
Interest expense	(511,141)	(445,806)

Subtotal interest income	1,005,379	934,618

Net gain (loss) from accounting hedges	(24,937)	(24,054)

Total net interest income	980,442	910,564

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statements of Income for the period refers to the following items:

	September	September
	2018	2017
	MCh$	MCh$
Commission income
Card services	123,898	115,755
Investments in mutual funds and others	67,869	63,660
Collections and payments	39,143	37,517
Portfolio management	34,372	32,889
Fees for insurance transactions	24,456	22,426
Trading and securities management	19,449	13,543
Guarantees and letters of credit	18,535	18,227
Use of distribution channel	15,431	13,521
Brand use agreement	11,087	10,869
Financial advisory services	4,705	3,853
Lines of credit and overdrafts	3,639	3,776
Other commission earned	14,014	14,518
Total commissions income	376,598	350,554

Commission expenses
Credit card transactions	(82,060)	(69,468)
Interbank transactions	(11,787)	(9,576)
Securities transactions	(6,027)	(4,961)
Collections and payments	(4,938)	(4,761)
Sales force	(159)	(54)
Other commission	(607)	(534)
Total commissions expenses	(105,578)	(89,354)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

30.                    Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	September	September
	2018	2017
	MCh$	MCh$

Financial assets held-for-trading	39,782	45,785
Trading derivative	13,903	(29,796)
Sale of available-for-sale instruments	2,312	4,037
Sale of loan portfolios	423	3,571
Net income on other transactions	158	289
Total	56,578	23,886

31.                    Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2018	2017
	MCh$	MCh$

Gain from accounting hedges	57,004	(20,606)
Exchange difference, net	5,584	(4,359)
Indexed foreign currency	(35,557)	79,082
Total	27,031	54,117

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

32.       Provisions for Loan Losses:

The change registered in income during the periods ended 2018 and 2017 due to provisions, are summarized as follows:

	Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(560)	(57)	—	—	—	—	—	—	—	—	(1,879)	—	(2,439)	(57)
- Group provisions	—	—	(52,839)	(32,311)	(1,940)	(4,143)	(219,205)	(189,390)	(273,984)	(225,844)	—	(1,114)	(273,984)	(226,958)
Provisions established, net	(560)	(57)	(52,839)	(32,311)	(1,940)	(4,143)	(219,205)	(189,390)	(273,984)	(225,844)	(1,879)	(1,114)	(276,423)	(227,015)

Provisions released:
- Individual provisions	—	—	10,537	16,954	—	—	—	—	10,537	16,954	—	63	10,537	17,017
- Group provisions	—	—	—	—	—	—	—	—	—	—	5,167	—	5,167	—
Provisions realeased, net	—	—	10,537	16,954	—	—	—	—	10,537	16,954	5,167	63	15,704	17,017

Provision, net	(560)	(57)	(42,302)	(15,357)	(1,940)	(4,143)	(219,205)	(189,390)	(263,447)	(208,890)	3,288	(1,051)	(260,719)	(209,998)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	10,095	8,737	3,276	2,070	27,291	23,528	40,662	34,335	—	—	40,662	34,335

Provision for loan losses, net	(560)	(57)	(32,207)	(6,620)	1,336	(2,073)	(191,914)	(165,862)	(222,785)	(174,555)	3,288	(1,051)	(220,057)	(175,663)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

33.       Personnel Expenses:

Salaries and personnel expenses during the periods ended 2018 and 2017 are as follows:

	September	September
	2018	2017
	MCh$	MCh$

Remunerations	182,520	176,479
Bonuses and incentives	46,250	31,126
Variable compensation	26,575	26,289
Lunch and health benefits	20,132	20,162
Gratifications	19,757	19,561
Staff severance indemnities	14,200	15,165
Training expenses	3,051	2,800
Other personnel expenses	13,524	13,497
Total	326,009	305,079

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

34.       Administrative Expenses:

This item is composed as follows:

	September	September
	2018	2017
	MCh$	MCh$

General administrative expenses
Information technology and communications	55,857	51,173
Maintenance and repair of property and equipment	26,248	25,999
Office rental and equipment	20,407	19,475
External advisory services and professional services fees	10,091	6,379
Surveillance and securities transport services	8,635	8,980
Office supplies	6,355	6,534
Rent ATM area	5,779	5,435
Energy, heating and other utilities	4,375	4,211
Postal box, mail , postage and home delivery services	4,006	4,104
Insurance premiums	3,843	3,946
External service of financial information	3,630	3,503
Legal and notary expenses	2,905	2,756
Representation and travel expenses	2,789	2,967
External service of custody of documentation	2,246	2,406
Donations	1,710	1,881
Other general administrative expenses	14,448	13,901
Subtotal	173,324	163,650

Outsource services
Credit pre-evaluation	14,397	14,185
External technological developments expenses	6,872	7,539
Data processing	6,369	8,920
Certification and technology testing	4,603	4,532
Other	2,687	2,255
Subtotal	34,928	37,431

Board expenses
Board of Directors Compensation	1,862	1,880
Other Board expenses	244	354
Subtotal	2,106	2,234

Marketing expenses
Advertising	20,840	22,901
Subtotal	20,840	22,901

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	7,132	6,837
Real estate contributions	2,159	2,027
Patents	937	943
Other taxes	975	804
Subtotal	11,203	10,611
Total	242,401	236,827

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

35.       Depreciation, Amortization and Impairment:

(a)         The amounts corresponding to charges to results for depreciation and amortization during the periods 2018 and 2017, are detailed as follows:

	September	September
	2018	2017
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	20,174	19,466
Amortization of intangibles assets (Note No. 15 (b))	7,729	6,714
Total	27,903	26,180

(b)                       As of September 30, 2018 and 2017 the impairment expenses is composed as follows:

	September	September
	2018	2017
	MCh$	MCh$
Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	18	1
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	18	1

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

36.       Other Operating Income:

During the periods 2018 and 2017, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2018	2017
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	4,774	3,772
Other income	36	31
Subtotal	4,810	3,803

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	7,571	102
Subtotal	7,571	102

Other income
Rental income	6,732	6,653
Gain on sale of property and equipment	3,596	598
Expense recovery	3,106	2,927
Recovery from correspondent banks	1,925	2,073
Income from differences sale leased assets	1,374	1,133
Credit card income	632	6,255
Revaluation of prepaid monthly payments	624	329
Fiduciary and trustee commissions	228	194
Others	1,398	1,140
Subtotal	19,615	21,302

Total	31,996	25,207

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

37.       Other Operating Expenses:

During the periods 2018 and 2017, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2018	2017
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	3,649	2,453
Provisions for assets received in lieu of payment	2,656	1,156
Expenses to maintain assets received in lieu of payment	748	478
Subtotal	7,053	4,087

Provisions for contingencies
Country risk provisions	2,805	2,163
Other provisions for contingencies	—	—
Subtotal	2,805	2,163

Other expenses
Write-offs for operating risks (*)	10,038	3,555
Leasings operational expenses	2,997	3,871
Card administration	2,126	2,219
Expenses for charge-off leased assets recoveries	2,077	421
Correspondent bank	631	641
Credit life insurance	224	212
Contribution to other organisms	195	194
Civil lawsuits	73	117
Losses on sale of property and equipment	1	1
Others	2,916	1,190
Subtotal	21,278	12,421

Total	31,136	18,671

(*) As a consequence of the technological security incident that affected the Bank on May 24, 2018, a write-off has been recognized for external fraud committed directly against the Bank in its accounts held with foreign correspondent banks for Ch$6,839 million. Additionally, the Bank has initiated the corresponding procedures regarding the insurance policies that it has contracted to cover the losses associated with this type of events, and maintains various efforts to recover these funds in Hong Kong.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	226,850	243,989	201,847	169,403	12,201	8,871	440,898	422,263
Residential mortgage loans	—	—	—	—	42,349	33,695	42,349	33,695
Consumer loans	—	—	—	—	9,411	7,265	9,411	7,265
Gross loans	226,850	243,989	201,847	169,403	63,961	49,831	492,658	463,223
Allowance for loan losses	(1,132)	(988)	(361)	(394)	(346)	(241)	(1,839)	(1,623)
Net loans	225,718	243,001	201,486	169,009	63,615	49,590	490,819	461,600

Contingent loans:
Guarantees and sureties	4,832	4,527	14,443	21,146	—	—	19,275	25,673
Letters of credits	3,584	294	3,349	1,170	—	—	6,933	1,464
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	32,397	34,457	31,235	23,071	—	—	63,632	57,528
Freely disposition credit lines	57,964	53,151	14,527	13,907	18,278	15,179	90,769	82,237
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	98,777	92,429	63,554	59,294	18,278	15,179	180,609	166,902
Provision for contingencies loans	(245)	(217)	(109)	(81)	(28)	(48)	(382)	(346)
Contingent loans, net	98,532	92,212	63,445	59,213	18,250	15,131	180,227	166,556

Amount covered by guarantee:
Mortgage	28,089	27,928	52,106	53,835	66,233	53,181	146,428	134,944
Warrant	—	—	—	—	—	—	—	—
Pledge	—	1,417	—	—	—	—	—	1,417
Others (****)	48,007	39,022	13,975	14,186	2,834	2,175	64,816	55,383
Total collateral	76,096	68,367	66,081	68,021	69,067	55,356	211,244	191,744

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                       For these effects are considered productive companies, those that meet the following conditions:

i)                            They engage in production activities and generate a separate flow of income.

ii)                            Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)                Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)         Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)           These guarantees mainly correspond to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	September	December
	2018	2017
	MCh$	MCh$
Assets
Cash and due from banks	61,353	57,563
Transactions in the course of collection	19,889	13,249
Financial assets held-for-trading	684	—
Derivative instruments	340,751	323,186
Financial assets	14,183	—
Other assets	58,784	114,536
Total	495,644	508,534

Liabilities
Demand deposits	164,709	173,715
Transactions in the course of payment	28,005	16,116
Repurchase agreements	159,498	25,227
Savings accounts and time deposits	129,444	169,322
Derivative instruments	252,235	370,356
Borrowings with banks	202,683	251,555
Other liabilities	120,103	51,814
Total	1,056,677	1,058,105

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(c)          Income and expenses from related party transactions (*):

	September		September
	2018		2017
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Profit/loss for commission and services	52,574	5,456	14,553	7,509
Profit/loss for financial operation	51,614	54,317	48,334	52,059
Net Financial Operating Income
Derivative instruments (**)	60,413	14,050	21,549	49,864
Released or established of provision for credit risk	—	287	—	369
Operating expenses	—	82,034	—	79,159
Other income and expenses	331	42	348	44

(*) This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$47,625 million as of September 30, 2018 (net loss of Ch$48,481 million as of September 30, 2017).

(d)         Contracts with related parties:

During the period ended September 30, 2018, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Artikos Chile S.A.	Electronic billing and administration services
Canal 13 S.A.	Advertising service
Fundación Educacional Oportunidad	Donation
Servipag S.A.	Development of collection and payment systems
Asociación de Bancos e Instituciones Financieras	Membership fee
Transbank S.A.	Development of systems and operational platforms
DCV Registros S.A.	Shareholders’ Meeting Management Service
Redbanc S.A.	Information exchange services
Nexus S.A.	Credit card operation services
Combanc S.A.	Compensation and settlement services for payments of high amounts
Ionix SPA	Technical support service and payment platform support

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(e)                      Payments to key management personnel:

	September	September
	2018	2017
	MCh$	MCh$

Remunerations	2,947	3,125
Short-term benefits	3,476	3,302
Severance pay	1,002	—
Paid based on shares	—	—
Total	7,425	6,427

Composition of key personnel:

	No. of executives
	September	September
	2018	2017
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	12	14
Total	19	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(f)                       Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	September		September		September	September	September	September	September	September	September	September
	2018		2017		2018	2017	2018	2017	2018	2017	2018	2017
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	425	(*)	413	(*)	44	41	274	297	—	—	743	751
Andrónico Luksic Craig	132		129		7	4	—	—	—	—	139	133
Jaime Estévez Valencia	44		43		22	20	99	100	—	—	165	163
Gonzalo Menéndez Duque	44		43		19	18	90	90	—	8	153	159
Francisco Pérez Mackenna	44		43		15	17	43	60	—	—	102	120
Rodrigo Manubens Moltedo	44		43		22	20	40	39	—	—	106	102
Thomas Fürst Freiwirth	44		43		15	16	27	29	—	—	86	88
Jean-Paul Luksic Fontbona	44		43		7	6	—	—	—	—	51	49
Andrés Ergas Heymann	44		29		20	13	49	28	—	—	113	70
Alfredo Ergas Segal	44		29		21	13	55	34	—	—	120	76
Jorge Awad Mehech	—		14		—	6	—	26	—	—	—	46
Jorge Ergas Heymann	—		14		—	6	—	17	—	—	—	37
Other directors of subsidiaries	—		—		—	—	84	94	—	—	84	94
Total	909		886		192	180	761	814	—	8	1,862	1,888

(1)             It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$9 million (Ch$13 million in September 2017).

(*)             It includes a provision of Ch$291 million (Ch$283 million in September 2017) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid to the advisors of the Board of Directors amount to Ch$169 million (Ch$263 million in September 2017).

Travel and other related expenses amount to Ch$75 million (Ch$83 million in September 2017).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Risk Management Area is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, in the case of options. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market.

(ii)                    Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)                 Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments.

Part of the fair value process considers two adjustments to the market value of each instrument calculated based on the market parameters; a liquidity adjustment and a Bid/Offer adjustment. The latter represents the impact on the valuation of an instrument depending on whether corresponds to a long or purchased position or if the position corresponds to a short or sold position. To calculate this adjustment is used the active market prices or indicative prices depending on the instrument, considering the Bid, Mid and Offer, respectively.

On the other hand, the liquidity adjustment calculation considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile in relation to the market and the liquidity observed in recent operations in the market.

(v)                   Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Control and Management Area. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level.

In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Control and Treasury Area generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)                   Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    These are financial instruments whose fair value is realized at quoted prices (unadjusted) in active markets for identical assets or liabilities. For these instruments there are observable market prices (return internal rates, quote value, price), so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    There are financial instruments whose fair value is obtained with variables other than the prices quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices) or indirectly (that is, derived from prices). These categories include:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs data other than quoted prices that are observable for the asset or liability.

d)             Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using non-observable inputs data. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)      Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	119,794	623,276	1,169,862	693,888	—	—	1,289,656	1,317,164
Other instruments issued in Chile	3,754	714	445,926	212,366	1,270	8,012	450,950	221,092
Instruments issued abroad	—	322	—	—	—	—	—	322
Mutual fund investments	65,734	78,069	—	—	—	—	65,734	78,069
Subtotal	189,282	702,381	1,615,788	906,254	1,270	8,012	1,806,340	1,616,647
Derivative contracts for trading purposes
Forwards	—	—	519,670	506,502	—	—	519,670	506,502
Swaps	—	—	683,024	710,123	—	—	683,024	710,123
Call Options	—	—	3,403	514	—	—	3,403	514
Put Options	—	—	478	2,841	—	—	478	2,841
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,206,575	1,219,980	—	—	1,206,575	1,219,980
Hedge derivative contracts
Fair value hedge (Swap)	—	—	3,981	277	—	—	3,981	277
Cash flow hedge (Swap)	—	—	2,967	27,572	—	—	2,967	27,572
Subtotal	—	—	6,948	27,849	—	—	6,948	27,849
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	102,081	229,296	61,013	127,072	—	—	163,094	356,368
Other instruments issued in Chile	—	—	1,064,890	1,113,430	22,040	46,265	1,086,930	1,159,695
Instruments issued abroad	—	—	100,702	—	—	—	100,702	—
Subtotal	102,081	229,296	1,226,605	1,240,502	22,040	46,265	1,350,726	1,516,063
Total	291,363	931,677	4,055,916	3,394,585	23,310	54,277	4,370,589	4,380,539

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	464,812	578,289	—	—	464,812	578,289
Swaps	—	—	786,148	745,822	—	—	786,148	745,822
Call Options	—	—	2,425	475	—	—	2,425	475
Put Options	—	—	3,434	3,433	—	—	3,434	3,433
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,256,819	1,328,019	—	—	1,256,819	1,328,019
Hedge derivative contracts
Fair value hedge (Swap)	—	—	4,112	5,330	—	—	4,112	5,330
Cash flow hedge (Swap)	—	—	72,077	80,888	—	—	72,077	80,888
Subtotal	—	—	76,189	86,218	—	—	76,189	86,218
Total	—	—	1,333,008	1,414,237	—	—	1,333,008	1,414,237

(1)                     As of September 30, 2018, 65% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the financial statements:

	As of September 30, 2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	189	—	29,131	(36,062)	—	—	1,270
Subtotal	8,012	189	—	29,131	(36,062)	—	—	1,270

Available-for-Sale Instruments:
Other instruments issued in Chile	46,265	1,486	(220)	—	(20,520)	—	(4,971)	22,040
Subtotal	46,265	1,486	(220)	—	(20,520)	—	(4,971)	22,040

Total	54,277	1,675	(220)	29,131	(56,582)	—	(4,971)	23,310

	As of December 31, 2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012
Subtotal	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265
Subtotal	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265

Total	84,965	(4,193)	1,137	12,368	(39,376)	5,057	(5,681)	54,277

(1) Recorded in income under item “Net financial operating income”.

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of September 30, 2018		As of December 31, 2017
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,270	(3)	8,012	(26)
Subtotal	1,270	(3)	8,012	(26)
Available-for- Sale Instruments
Other instruments issued in Chile	22,040	(212)	46,265	(417)
Subtotal	22,040	(212)	46,265	(417)

Total	23,310	(215)	54,277	(443)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                      Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,025,555	1,057,393	1,025,555	1,057,393
Transactions in the course of collection	621,850	521,809	621,850	521,809
Repurchase agreements and securities lending	72,371	91,641	72,371	91,641
Subtotal	1,719,776	1,670,843	1,719,776	1,670,843
Loans and advances to banks
Domestic banks	129,967	119,974	129,967	119,974
Central Bank of Chile	920,919	350,916	920,919	350,916
Foreign banks	297,786	288,812	288,977	288,812
Subtotal	1,348,672	759,702	1,339,863	759,702
Loans to customers, net
Commercial loans	14,668,544	13,669,638	14,451,910	13,477,466
Residential mortgage loans	7,793,859	7,441,242	8,210,650	7,769,694
Consumer loans	3,983,346	3,770,473	3,969,546	3,773,005
Subtotal	26,445,749	24,881,353	26,632,106	25,020,165
Total	29,514,197	27,311,898	29,691,745	27,450,710

Liabilities
Current accounts and other demand deposits	9,030,897	8,915,706	9,030,897	8,915,706
Transactions in the course of payment	492,955	295,712	492,955	295,712
Repurchase agreements and securities lending	452,807	195,392	452,807	195,392
Savings accounts and time deposits	11,006,655	10,067,778	10,989,443	10,073,030
Borrowings from banks	1,215,836	1,195,028	1,208,023	1,188,943
Other financial obligations	119,964	137,163	119,964	137,163
Subtotal	22,319,114	20,806,779	22,294,089	20,805,946
Debt Issued
Letters of credit for residential purposes	16,431	21,059	17,589	22,542
Letters of credit for general purposes	1,616	2,365	1,730	2,532
Bonds	6,508,452	5,769,334	6,640,070	5,896,424
Subordinate bonds	693,614	696,217	697,559	699,926
Subtotal	7,220,113	6,488,975	7,356,948	6,621,424
Total	29,539,227	27,295,754	29,651,037	27,427,370

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2018 and December 31, 2017:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,025,555	1,057,393	—	—	—	—	1,025,555	1,057,393
Transactions in the course of collection	621,850	521,809	—	—	—	—	621,850	521,809
Repurchase agreements and security lending	72,371	91,641	—	—	—	—	72,371	91,641
Subtotal	1,719,776	1,670,843	—	—	—	—	1,719,776	1,670,843
Loans and advances to banks
Domestic banks	129,967	119,974	—	—	—	—	129,967	119,974
Central Bank	920,919	350,916	—	—	—	—	920,919	350,916
Foreign banks	—	288,812	—	—	288,977	—	288,977	288,812
Subtotal	1,050,886	759,702	—	—	288,977	—	1,339,863	759,702
Loans to customers, net
Commercial loans	—	—	—	—	14,451,910	13,477,466	14,451,910	13,477,466
Residential mortgage loans	—	—	—	—	8,210,650	7,769,694	8,210,650	7,769,694
Consumer loans	—	—	—	—	3,969,546	3,773,005	3,969,546	3,773,005
Subtotal	—	—	—	—	26,632,106	25,020,165	26,632,106	25,020,165
Total	2,770,662	2,430,545	—	—	26,921,083	25,020,165	29,691,745	27,450,710

Liabilities
Current accounts and other demand deposits	9,030,897	8,915,706	—	—	—	—	9,030,897	8,915,706
Transactions in the course of payment	492,955	295,712	—	—	—	—	492,955	295,712
Repurchase agreements and security lending	452,807	195,392	—	—	—	—	452,807	195,392
Savings accounts and time deposits	—	—	—	—	10,989,443	10,073,030	10,989,443	10,073,030
Borrowings from banks	—	—	—	—	1,208,023	1,188,943	1,208,023	1,188,943
Other financial obligations	119,964	137,163	—	—	—	—	119,964	137,163
Subtotal	10,096,623	9,543,973	—	—	12,197,466	11,261,973	22,294,089	20,805,946
Debt Issued
Letters of credit for residential purposes	—	—	17,589	22,542	—	—	17,589	22,542
Letters of credit for general purposes	—	—	1,730	2,532	—	—	1,730	2,532
Bonds	—	—	6,640,070	5,896,424	—	—	6,640,070	5,896,424
Subordinated bonds	—	—	—	—	697,559	699,926	697,559	699,926
Subtotal	—	—	6,659,389	5,921,498	697,559	699,926	7,356,948	6,621,424
Total	10,096,623	9,543,973	6,659,389	5,921,498	12,895,025	11,961,899	29,651,037	27,427,370

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

• Cash and deposits in banks	• Current accounts and other demand deposits

• Transactions in the course of collection	• Transactions in the course of payments

• Repurchase agreements and security lending	• Repurchase agreements and security lending

• Loans and advance to domestic banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,213,523	1,247,829	(463,561)	(155,595)	(368,325)	(444,844)	(21,321)	(34,212)	360,316	613,178

Derivative financial liabilities	1,333,008	1,414,237	(463,561)	(155,595)	(368,325)	(444,844)	(140,107)	(83,523)	361,015	730,275

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.                     Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2018 and December 31, 2017, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,025,555	—	—	1,025,555	—	—	—	—	1,025,555
Transactions in the course of collection	621,850	—	—	621,850	—	—	—	—	621,850
Financial Assets held-for-trading	1,806,340	—	—	1,806,340	—	—	—	—	1,806,340
Repurchase agreements and security lending	46,424	14,184	11,763	72,371	—	—	—	—	72,371
Derivative instruments	145,912	116,498	317,513	579,923	240,453	167,683	225,464	633,600	1,213,523
Loans and advances to banks (*)	1,076,327	6,588	244,715	1,327,630	22,185	—	—	22,185	1,349,815
Loans to customers (*)	3,747,889	2,323,666	4,662,892	10,734,447	5,591,037	3,011,856	7,710,379	16,313,272	27,047,719
Financial assets available-for-sale	24,567	39,259	769,445	833,271	110,513	139,481	267,461	517,455	1,350,726
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	8,494,864	2,500,195	6,006,328	17,001,387	5,964,188	3,319,020	8,203,304	17,486,512	34,487,899

	As of December 31, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	—	—	1,057,393	—	—	—	—	1,057,393
Transactions in the course of collection	521,809	—	—	521,809	—	—	—	—	521,809
Financial Assets held-for-trading	1,616,647	—	—	1,616,647	—	—	—	—	1,616,647
Repurchase agreements and security lending	67,344	19,207	5,090	91,641	—	—	—	—	91,641
Derivative instruments	127,849	133,111	364,957	625,917	248,066	125,303	248,543	621,912	1,247,829
Loans and advances to banks (*)	531,959	48,717	148,758	729,434	30,851	—	—	30,851	760,285
Loans to customers (*)	3,734,931	1,851,564	4,224,817	9,811,312	5,326,979	2,941,239	7,360,005	15,628,223	25,439,535
Financial assets available-for-sale	5,084	29,770	917,627	952,481	166,626	188,535	208,421	563,582	1,516,063
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,663,016	2,082,369	5,661,249	15,406,634	5,772,522	3,255,077	7,816,969	16,844,568	32,251,202

(*)         These balances are presented without deduction of their respective provisions, which amount to Ch$601,970 million (Ch$558,182 million in December 2017) for loans to customers and Ch$1,143 million (Ch$583 million in December 2017) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.                    Maturity of Assets and Liabilities, continued:

	As of September 30, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,030,897	—	—	9,030,897	—	—	—	—	9,030,897
Transactions in the course of payment	492,955	—	—	492,955	—	—	—	—	492,955
Repurchase agreements and security lending	378,616	51,642	22,549	452,807	—	—	—	—	452,807
Savings accounts and time deposits (**)	5,145,103	2,759,531	2,678,425	10,583,059	199,968	388	198	200,554	10,783,613
Derivative instruments	118,988	111,357	337,082	567,427	252,897	241,788	270,896	765,581	1,333,008
Borrowings from financial institutions	53,443	10,158	1,047,102	1,110,703	105,133	—	—	105,133	1,215,836
Debt issued:
Mortgage bonds	1,474	1,928	3,605	7,007	6,537	3,008	1,495	11,040	18,047
Bonds	516,936	218,790	388,266	1,123,992	1,061,866	1,184,392	3,138,202	5,384,460	6,508,452
Subordinate bonds	9,125	22,914	19,744	51,783	43,932	30,215	567,684	641,831	693,614
Other financial obligations	91,125	2,858	15,090	109,073	9,034	1,649	208	10,891	119,964
Total liabilities	15,838,662	3,179,178	4,511,863	23,529,703	1,679,367	1,461,440	3,978,683	7,119,490	30,649,193

	As of December 31, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,915,706	—	—	8,915,706	—	—	—	—	8,915,706
Transactions in the course of payment	295,712	—	—	295,712	—	—	—	—	295,712
Repurchase agreements and security lending	138,630	—	56,762	195,392	—	—	—	—	195,392
Savings accounts and time deposits (**)	4,946,212	2,280,011	2,604,864	9,831,087	22,041	311	219	22,571	9,853,658
Derivative instruments	117,443	146,602	410,270	674,315	269,651	173,964	296,307	739,922	1,414,237
Borrowings from financial institutions	267,183	240,048	613,795	1,121,026	74,002	—	—	74,002	1,195,028
Debt issued:
Mortgage bonds	1,875	1,997	4,537	8,409	8,572	4,159	2,284	15,015	23,424
Bonds	147,029	274,119	595,599	1,016,747	836,725	1,043,853	2,872,009	4,752,587	5,769,334
Subordinate bonds	3,627	2,063	45,843	51,533	48,183	36,565	559,936	644,684	696,217
Other financial obligations	105,870	3,331	10,298	119,499	15,474	1,797	393	17,664	137,163
Total liabilities	14,939,287	2,948,171	4,341,968	22,229,426	1,274,648	1,260,649	3,731,148	6,266,445	28,495,871

(**)               Excludes term saving accounts, which amount to Ch$223,042 million (Ch$214,120 million in December 2017)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

41.                    Subsequent Events:

On October 23, 2018, Banco de Chile reported as an Essential Fact that a modification to the American Depositary Receipts Program (ADRs) was registered and published with the Securities and Exchange Commission (SEC) on the same date, mainly of the change in the ratio of the number of Banco de Chile shares represented by each ADR. By virtue of the aforementioned modification, the current ratio of 600 shares represented by each ADR will correspond to 200 shares for each ADR.

As a result, Banco de Chile’s holders of ADRs, registered in the registers of the depository bank JP Morgan Chase Bank, N.A. As of November 15, 2018, they will receive two additional ADRs for each ADR in their possession. The materialization of the change in the relationship will be effective as of November 23, 2018.

The existing ADRs will continue to be valid and should not be exchanged for new ADRs.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between September 30, 2018 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2018

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO